COINCHECK GROUP N.V. and its subsidiaries
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Auditor firm ID: 1009) ..	F-2
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE
INCOME ..........................................................................................................................................................
F-4
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ................................................................	F-5
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY .................................................................	F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS ................................................................................	F-8
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS .............................................................	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Coincheck Group N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Coincheck Group N.V. and subsidiaries (the Company) as of March 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended
March 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of
March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2025, in conformity with IFRS Accounting Standards as issued by the International
Accounting Standards Board.
Change in Accounting Principle
As discussed in Note 2(5) to the consolidated financial statements, the Company has changed its method of accounting for obligations to safeguard crypto assets for customers as of March 31, 2025, with retrospective application to all periods presented, due to the adoption of SEC Staff Accounting Bulletin No. 122.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1)
relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the existence of and the Company’s rights related to crypto assets (current assets) held in cold wallets, and assessment of the obligation to safeguard crypto assets held on behalf of its customers in cold wallets
As discussed in Notes 3 (3) (a), 4 (1) (d), 13 and 30 (1) to the consolidated financial statements, the Company holds crypto assets for its own account (crypto assets held (current assets)) and, on behalf of its customers, in cold wallets.

These cold wallets are administered by the Company and the Company has control of the private keys associated with them, allowing it to access and transact with the crypto assets held therein. If a private key is lost, destroyed or otherwise compromised, the Company would lose access to the crypto asset. If the Company loses access to a crypto asset held for its own account, the Company derecognizes the crypto asset held. If the Company loses access to a crypto asset held on behalf of customers, the Company may be liable to its customers for losses arising from the
Company’s failure to safeguard crypto assets from theft or loss. The Company has not incurred any losses from such obligations and therefore has not accrued any related liabilities as of March 31, 2025.
We identified the evaluation of the existence of and the Company’s rights to crypto assets held (current assets) for its own account in cold wallets, and the assessment of the Company’s obligation to safeguard crypto assets held on behalf of its customers in cold wallets as a critical audit matter. A high degree of auditor judgment was required to determine the nature and extent of the procedures performed and audit evidence obtained to evaluate the existence of and the Company’s rights to crypto assets held (current assets) for its own account in cold wallets, and the assessment of the obligation to safeguard crypto assets held on behalf of its customers in cold wallets, as control over these crypto assets is provided through private keys.
The following are the primary procedures we performed to address this critical audit matter. We involved IT professionals with specialized skills and knowledge, who assisted in:
•evaluating the design of certain internal controls over the existence of and the Company’s rights to crypto assets held in cold wallets, as well as testing the operating effectiveness of certain of these controls, including controls related to access management, segregation of duties across certain processes connected with the holding of crypto assets in cold wallets, and management’s reconciliation of internal records to public blockchains
•comparing the Company’s records of select crypto assets held in cold wallets to the records on public blockchains using software audit tools
•evaluating the reliability of audit evidence obtained from public blockchains and
•obtaining evidence that management had control of the private keys required to access the crypto assets held in cold wallets by observing the movement of crypto assets in the blockchain, using the related private keys, and comparing to the Company’s internal records for a selection of crypto asset transactions.
We evaluated the nature and extent of audit evidence obtained by assessing the results of procedures performed over the existence of and the Company’s rights to crypto assets held in cold wallets and the assessment of the obligation to safeguard crypto assets held on behalf of its customers in cold wallets.
/s/ KPMG AZSA LLC
We have served as the Company’s auditor since 2018.
Tokyo, Japan
July 30, 2025
* Weighted average number of shares has been retrospectively restated to reflect the Reverse Recapitalization.

COINCHECK GROUP N.V. and its subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE
INCOME

		For the fiscal year ended March 31,
(In millions)	Notes	2023	2024	2025
Revenue:
Revenue	7	¥175,992	¥223,775	¥383,205
Other revenue	7	932	274	125
Total revenue	7	176,924	224,049	383,330
Expenses:
Cost of sales		169,604	214,786	369,852
Selling, general and administrative expenses	8, 20	8,039	6,757	14,458
Total expenses		177,643	221,543	384,310
Operating profit (loss)		(719)	2,506	(980)
Other income and expenses
Other income	9	45	437	22
Other expenses	9	(165)	(153)	(105)
Listing expense	6	—	—	(13,714)
Financial income	10	—	67	1,457
Financial expenses	10	(7)	(17)	(39)
Profit (loss) before income taxes		(846)	2,840	(13,359)
Income tax (benefit) expense	19	(287)	873	991
Net profit (loss) for the period attributable to owners of the Company	28	(559)	1,967	(14,350)

Other comprehensive income:
Foreign currency translation adjustment		—	—	13
Total comprehensive income (loss) for the year attributable to owners of the Company		¥(559)	¥1,967	¥(14,337)

Earnings (loss) per share:		(Yen)	(Yen)	(Yen)
Basic and diluted earnings (loss) per share	28	(4.56)	16.05	(114.98)
Weighted-average shares - basic and diluted*	28	122,587,617	122,587,617	124,803,262
The accompanying notes are an integral part of these consolidated financial statements.

COINCHECK GROUP N.V. and its subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions)	Notes	(Restated)* April 1, 2023	(Restated)* March 31, 2024	March 31, 2025
Assets:
Current assets:
Cash and cash equivalents	4,11,24	¥7,697	¥10,837	¥8,584
Cash segregated as deposits	4,12,24	40,936	59,256	51,655
Crypto assets held	4,13,25	18,969	44,207	44,680
Customer accounts receivable	4,14,24	439	719	1,086
Other financial assets	4,15,24	668	37	62
Other current assets	22	610	377	1,035
Total current assets		69,319	115,433	107,102
Noncurrent assets:
Property and equipment	16,18	644	1,973	1,909
Intangible assets	17	601	788	2,401
Crypto asset held	13,25	43	—	43
Other financial assets	4,15,24	579	614	433
Deferred tax assets	19	739	353	386
Other non-current assets		53	28	—
Total non-current assets		2,659	3,756	5,172
Total assets		71,978	119,189	112,274

Liabilities and Equity:
Liabilities:
Current liabilities:
Deposits received	12,24	41,058	59,276	50,911
Crypto asset borrowings	4,20,25	18,756	44,020	44,479
Other financial liabilities	4,18,21	1,289	1,206	2,826
Provisions	23	—	120	—
Income taxes payable		1	486	799
Excise tax payable		—	—	303
Other current liabilities	22	80	360	536
Total current liabilities		61,184	105,468	99,854
Non-current liabilities:
Other financial liabilities	4,18,21	92	1,277	901
Warrant liability		—	—	410
Provisions	23	225	—	340
Total non-current liabilities		317	1,277	1,651
Total Liabilities		61,501	106,745	101,505

Equity:

Ordinary Shares	27	196	196	213
Capital surplus	27	668	668	13,317
Treasury Shares	27	—	—	(4)
Retained earnings (accumulated deficit)	27	9,613	11,580	(2,770)
Foreign currency translation adjustment	27	—	—	13
Total equity		10,477	12,444	10,769
Total liabilities and equity		¥71,978	¥119,189	¥112,274
* The comparative information is restated due to change in accounting policy. See Note 2 (5) “Changes in accounting policies”
The accompanying notes are an integral part of these consolidated financial statements.

COINCHECK GROUP N.V. and its subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions)	Notes	Ordinary shares	Common stock	Capital surplus	Treasury stock	Retained earnings	Foreign currency translation adjustment	Total equity

Balance as of April 1, 2022		¥—	¥386	¥478	¥—	¥15,172	¥—	¥16,036
Effect of reverse recapitalization		196	(386)	190	—	—	—	—
Balance as of April 1, 2022, recasted		196	—	668	—	15,172	—	16,036
Cash dividends		—	—	—	—	(5,000)	—	(5,000)
Net loss for the period		—	—	—	—	(559)	—	(559)
Balance as of March 31, 2023		¥196	¥—	¥668	¥—	¥9,613	—	¥10,477

Balance as of April 1, 2023		¥—	¥386	¥478	¥—	¥9,613	—	¥10,477
Effect of reverse recapitalization	6, 27	196	(386)	190	—	—	—	—
Balance as of April 1, 2023, recasted		196	—	668	—	9,613	—	10,477
Net profit for the period		—	—	—	—	1,967	—	1,967
Balance as of March 31, 2024		¥196	¥—	¥668	¥—	¥11,580	—	¥12,444

Balance as of April 1,2024		—	386	478	—	11,580	—	12,444
Effect of reverse recapitalization	6, 27	196	(386)	190	—	—	—	—
Balance as of April 1, 2024, recasted		196	—	668	—	11,580	—	12,444
Issuance of shares in reverse recapitalization, net	6, 27	15	—	11,372	(4)	—	—	11,383
Issuance of new shares	6	2	—	1,075	—	—	—	1,077
Foreign currency translation adjustment in foreign operations		—	—	—	—	—	13	13
Proceeds received from non-redemption agreement	6, 27	—	—	202	—	—	—	202
Net loss for the period		—	—	—	—	(14,350)	—	(14,350)
Balance as of March 31, 2025		¥213	¥—	¥13,317	¥(4)	¥(2,770)	13	¥10,769
The accompanying notes are an integral part of these consolidated financial statements.

COINCHECK GROUP N.V. and its subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the fiscal year ended March 31,
(In millions)	Notes	2023	2024	2025

Cash flows from operating activities:
Profit (loss) before income taxes		¥(846)	¥2,840	¥(13,359)
Depreciation and amortization	8,16,17	483	679	727
Listing expense		—	—	13,714
Impairment loss of crypto asset held (non-current assets)	9,13	69	—	—
Impairment loss of other assets (non-current assets)	9	—	—	13
Net loss on sale or disposal of property and equipment		0	14	3
Net loss on sale or disposal of intangible assets	9,17	37	39	35
Net gain on sale of crypto asset held (non-current assets)	9	(16)	(123)	—
Net gain on sale of other financial assets (non-current assets)		—	—	(11)
Gain on sale of business	9	—	(300)	—
Change in fair value of warrant liability		—	—	(1,435)
(Increase) decrease in cash segregated as deposits		14,552	(18,320)	7,601
(Increase) decrease in crypto assets held (current assets)		15,115	(25,093)	(495)
(Increase) decrease in customer accounts receivable		151	(280)	(367)
(Increase) decrease in other financial assets (current assets)		(651)	631	(22)
(Increase) decrease in other current assets		447	233	(613)
Decrease in crypto asset held (non-current assets)		215	—	—
Decrease in other financial assets (non-current assets)		—	—	155
Increase (decrease) in deposits received		(15,287)	18,218	(8,365)
Increase (decrease) in crypto asset borrowings		(15,270)	25,264	459
Increase (decrease) in other financial liabilities		(12)	(230)	573
Increase (decrease) in other current liabilities		(572)	299	159
Other, net		5	32	64
Cash provided by (used in) operating activities		(1,580)	3,903	(1,164)
Interest income received		0	5	2
Interest expenses paid	31	(3)	(5)	(31)
Income taxes paid		(2,220)	(1)	(722)
Net cash provided by (used in) operating activities		(3,803)	3,902	(1,915)

Cash flows from investing activities
Purchase of property and equipment		(93)	(308)	(176)
Proceeds from sale of property and equipment		—	6	0
Expenditure on internally generated intangible assets		(298)	(380)	(524)
Proceeds from refund of guarantee deposits		—	155	33
Purchase of crypto assets held (non-current assets)		(16)	—	—
Proceeds from sale of crypto assets held (non-current)		17	22	—
Purchase of other financial assets (non-current assets)		—	(10)	—
Payments for guarantee deposits		(225)	(192)	—

Purchase of other non-current assets		(53)	(9)	—
Acquisition of subsidiaries, net of cash acquired		—	—	(236)
Sale of shares of subsidiary, net of cash divested		(81)	—	—
Sale of non-major line of business, net of cash divested	9	—	281	—
Other, net		0	—	—
Net cash used in investing activities		(749)	(435)	(903)

Cash flows from financing activities
Proceeds from short-term loans payable	21,31	1,800	1,200	1,800
Repayments of short-term loans payable	21,31	(2,000)	(1,200)	(1,800)
Repayments of long-term loans	21,31	0	—	—
Proceeds received from non-redemption agreement	6	—	—	202
Proceeds from Reverse Recapitalization, net of equity distribution based on Non-Redemption Agreement	6	—	—	205
Proceeds from loan from related party	21,29,31	3,000	—	8,508
Repayments of loan from related party	21,29,31	(3,000)	—	(7,887)
Repayments of lease obligations	21,31	(255)	(327)	(463)
Cash dividends paid	27	(5,000)	—	—
Net cash provided by (used in) financing activities		(5,455)	(327)	565

Effect of exchange rate change on cash and cash equivalents		—	—	0
Net increase (decrease) in cash and cash equivalents		(10,007)	3,140	(2,253)
Cash and cash equivalents at the beginning of year	11	17,704	7,697	10,837
Cash and cash equivalents at the end of year	11	¥7,697	¥10,837	¥8,584

The accompanying notes are an integral part of these consolidated financial statements.

COINCHECK GROUP N.V. and its subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.Reporting Entity
Coincheck Group N.V. (“Coincheck Parent”) is a Dutch public limited liability company (naamloze vennootschap)
which was originally formed by Monex Group, Inc. (“Monex”) as Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to become a holding company of
Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”). Coincheck Parent was formed by Monex to facilitate the public listing and additional capitalization of Coincheck and converted immediately prior to the Reverse Recapitalization (as further described in Note 6 (1), the “Reverse Recapitalization”) into a Dutch public limited liability company (naamloze vennootschap) and was renamed Coincheck Group N.V. The consolidated financial statements consist of Coincheck Parent and its subsidiaries (together referred to as the
“Company.”) The Company primarily engages in providing end-to-end crypto asset exchange services by offering its customers multi-cryptocurrency marketplace and exchange platforms (the “Marketplace platform” and the
“Exchange platform,” respectively) with a deep pool of liquidity for trading crypto assets through its user-friendly applications.
Coincheck Parent became publicly traded on Nasdaq on December 11, 2024 as a result of the business combination among Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge”), Coincheck Parent,
M1 Co G.K. (“M1 GK”), a Japanese limited liability company (godo kaisha) and a wholly owned subsidiary of
Coincheck Parent, Coincheck Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Coincheck Parent, and Coincheck (the “Business Combination”) pursuant to the Business Combination
Agreement, dated as of March 22, 2022, as amended from time to time, by and among such parties (the “Business
Combination Agreement”). The Reverse Recapitalization (see Note 6 (1) “Reverse Recapitalization”) was
effectuated in the following steps:
•On December 10, 2024, Coincheck and Coincheck Parent caused M1 GK to implement a share exchange
(kabushiki koukan) under and in accordance with the applicable provisions of the Companies Act of Japan, pursuant to which the ordinary shares of Coincheck were exchanged for ordinary shares of Coincheck
Parent (“Ordinary Shares”) (the “Share Exchange”).
•The effect of the Share Exchange was that, among other things, Coincheck shareholders became holders of the Ordinary Shares, and Coincheck became a direct, wholly owned subsidiary of M1 GK and an indirect wholly-owned subsidiary of Coincheck Parent.
•Following the Share Exchange, Merger Sub was merged with and into Thunder Bridge (the “Merger”), following which the separate corporate existence of Merger Sub ceased and Thunder Bridge continued as the surviving corporation and became a wholly-owned subsidiary of Coincheck Parent.
•As a result of the Merger: (a) each Thunder Bridge common share issued and outstanding immediately prior to the Merger was exchanged for the right to receive one Ordinary Share; and (b) each Thunder
Bridge warrant that was outstanding immediately prior to the Merger (a “Thunder Bridge Warrant”) was automatically and irrevocably modified, pursuant to and in accordance with the Warrant Agreement, dated
June 29, 2021, by and among Thunder Bridge and Continental Stock Transfer & Trust Company, as
amended by the Warrant Assumption and Amendment Agreement, dated as of December 10, 2024, by and among Thunder Bridge, Coincheck Parent and Continental Stock Transfer & Trust Company (the “Warrant
Agreement”), to provide that, in lieu of the amount of Thunder Bridge common shares that a holder of a
Thunder Bridge Warrant would have been entitled to acquire if the Thunder Bridge Warrant was exercised prior to the Merger, the holder thereof was now entitled to acquire the same amount of  Ordinary Shares.
The transaction was unanimously approved by Thunder Bridge’s Board of Directors and was approved at the special meeting of Thunder Bridge’s stockholders held on December 5, 2024 (the “Special Meeting”). Thunder Bridge’s
stockholders also voted to approve all other proposals presented at the Special Meeting. As a result of the Business

COINCHECK GROUP N.V. and its subsidiaries
Combination, Thunder Bridge, M1 GK and Coincheck became wholly-owned subsidiaries of Coincheck Parent. On
December 11, 2024, Ordinary Shares and public warrants of Coincheck Parent commenced trading on the Nasdaq
Stock Market (“Nasdaq”) under the symbols “CNCK” and “CNCKW,” respectively.
As described in Note 6 (1) “Reverse Recapitalization,” the Reverse Recapitalization has been accounted for with
Thunder Bridge being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse
Recapitalization has been accounted for as the equivalent of Coincheck issuing shares for the net assets of Thunder
Bridge, accompanied by a recapitalization. Therefore, these consolidated financial statements have been presented as a continuation of Coincheck. Accordingly, the prior-year figures as of March 31, 2024, and the year ended
March 31, 2024, represent the results of Coincheck, including the effects of the recast of the share capital and earnings per share calculations.
On January 31, 2025, Thunder Bridge changed its name to CCG Administrative Services, Inc. (“CCG AS”)
Next Finance Tech Co., Ltd and its subsidiaries (“Next Finance”) were acquired by the Company in March 2025.
See Note 6 (2) “Acquisition of Next Finance.”
2.Basis of preparation of consolidated financial statements
(1)Compliance with IFRS Accounting Standards
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards
(“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).
(2)Approval of the consolidated financial statements
The consolidated financial statements were authorized for issuance on July 30, 2025 by the Chief Financial
Officer (“CFO”), Jason Sandberg.
(3)Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value mainly including crypto assets held (current assets), crypto asset borrowings and warrant liabilities.
(4)Use of judgements, estimates, and assumptions
The preparation of consolidated financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
(a)Significant judgements
Information about judgments that are made in the process of applying accounting policies and that have significant effect on the amounts reported in the consolidated financial statements is included in the Notes of (i) Transaction revenue (Note 3 (13) “Revenue”), (ii) Crypto assets held (Note 13 “Crypto assets held”), and (iii) Crypto asset borrowings due to customers (Note 20 “Crypto asset borrowings”).

COINCHECK GROUP N.V. and its subsidiaries
(5)Changes in accounting policies
On January 30, 2025, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin
(“SAB”) No. 122 (“SAB 122”). SAB 122 rescinds the interpretive guidance in SAB No. 121, Accounting for
Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users (“SAB 121”). The Company
historically implemented SAB121 and recognized the safeguard liabilities and the corresponding safeguard assets in the consolidated statements of financial position. The Company has adopted SAB122 as of March 31,
2025 on a retrospective basis. As a result of the adoption of SAB122, and because the Company does not have control over the crypto assets held on behalf of customers, the Company no longer recognizes the safeguard liabilities and the corresponding safeguard assets, and related deferred tax asset and liability, previously recognized in the consolidated statements of financial position and SAB122 requires retrospective application to all prior periods presented in the consolidated financial statements. SAB 122 indicates that an entity is to apply
International Accounting Standards (“IAS”) 37, Provisions, Contingent Liabilities and Contingent Assets, to
determine whether an entity has a liability related to the risk of loss from an obligation to safeguard crypto assets for customers.
As a result of the adoption of SAB 122, the Company derecognized safeguard liabilities of ¥288,639 million and ¥649,211 million along with corresponding assets of ¥288,639 million and ¥649,211 million associated with customers’ crypto assets, and related deferred tax asset and liability of ¥88,381 million and
¥198,788 million, in the consolidated statements of financial position as of April 1, 2023 and March 31, 2024, respectively. There were no impacts on the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the periods presented.
(6)Functional currency and presentation currency
The consolidated financial statements are presented in Japanese yen, which is the functional currency of
Coincheck. The functional currencies of the entities within the Company include JPY, USD, and EUR. All amounts have been rounded to the nearest million Japanese yen, unless otherwise indicated.
3.Material accounting policies
The Company has applied the following accounting policies to all periods presented in these consolidated financial statements, except as otherwise indicated.
(1)Basis for consolidation
(a)Reverse acquisitions
A “reverse acquisition” is a merger of entities in which, for accounting purposes, the legal acquirer is identified as the accounting acquiree and the legal acquiree is identified as the accounting acquirer. The identification of the accounting acquirer and acquiree is based on the principles of business combination accounting. If the accounting acquiree is identified as a business, business combination accounting is applied. However, if the accounting acquiree does not meet the definition of a business, share-based payment accounting is applied for share-based consideration. Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary
(accounting acquirer), with a retroactive adjustment of the accounting acquirer’s legal capital to reflect the legal capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent
(accounting acquiree).

COINCHECK GROUP N.V. and its subsidiaries
(b)Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. Losses applicable to the noncontrolling interest (“NCI”) in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.
(c)Acquisitions from entities under common control
Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Company are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparatives are restated. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Company controlling shareholder’s consolidated financial statements.
The components of equity of the acquired entities are added to the same components within Company equity and any gain/loss arising is recognized directly in equity.
(d)Loss of control
Upon a loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any NCI, and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost.
(e)Transactions eliminated in consolidation
Intragroup balances and transactions, and any unrealized income or expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the
Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
(2)Financial instruments
(a)Recognition of financial assets and financial liabilities
Transactions of financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instruments.
(b)Classification and measurement of financial assets
Financial assets are classified into the following categories on initial recognition:
(i)Financial assets measured at amortized cost
Financial assets shall be measured at amortized cost if both of the following conditions are met:
•The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

COINCHECK GROUP N.V. and its subsidiaries
Financial assets measured at amortized cost are initially recognized at its fair value, plus transaction costs directly attributable to the acquisition. Subsequent to the initial recognition, they are measured at amortized cost using the effective interest method.
(ii)Financial assets measured at fair value through profit or loss (“FVTPL”)
Financial assets other than financial assets measured at amortized cost are classified as financial assets measured at FVTPL.
Financial assets measured at FVTPL are initially recognized at fair value and attributable transaction costs are recognized as profit or loss when incurred. Subsequent to the initial recognition, they are measured at fair value, and gains and losses arising from changes in fair value are recognized as profit or loss.
(c)Impairment of financial assets
For financial assets measured at amortized cost, an allowance for expected credit losses is recognized. At the end of each reporting period, the Company assesses whether the credit risk on each financial asset has increased significantly since initial recognition. If the credit risk has not increased significantly since initial recognition, the Company recognizes the loss allowance at an amount equal to the 12-month expected credit losses. Meanwhile, if the credit risk has increased significantly since initial recognition, the Company recognizes the loss allowance at an amount equal to the lifetime expected credit losses.
There is a rebuttable presumption that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due. Financial assets, all or part of which cannot be collected or are presumed difficult to collect, or financial assets that are more than 90 days past due, are defined to be in default.
Credit losses are measured as the present value of the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate, and expected credit loss is the weighted average of the credit losses with the probability of the default occurring used for the weighting.
The Company directly reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the contractual cash flows on a financial asset in its entirety or a portion thereof.
For financial assets measured at amortized cost, expected credit loss is recognized as loss allowance. The loss allowance and the reversal of a loss allowance are recognized in profit or loss as an impairment gain or loss.
(d)Classification and measurement of financial liabilities
(i)Financial liabilities measured at amortized cost
Financial liabilities measured at amortized cost are initially recognized at fair value, minus directly attributable transaction costs. Subsequent to the initial recognition, they are measured at amortized cost using the effective interest method. Loans payables and other payables are included in this category.
(ii)Financial liabilities measured at FVTPL
Financial liabilities measured at FVTPL are initially recognized at fair value and attributable transaction costs are recognized as profit or loss when incurred. Subsequent to the initial recognition, they are measured at fair value, and gains and losses arising from changes in fair value are recognized as profit or loss. Warrant liabilities and derivative liabilities are included in this category.

COINCHECK GROUP N.V. and its subsidiaries
(e)Derecognition of financial assets and financial liabilities
The Company derecognizes a financial asset when (i) the contractual rights to the cash flows from the financial asset expire or (ii) it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. The
Company derecognizes a financial liability when its contractual obligations are discharged or canceled or expired.
(f)Fair value measurement
The fair value of financial assets and financial liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.
(g)Cash and cash equivalents
Cash and cash equivalents in the consolidated statements of financial position and consolidated statements of cash flows comprise cash and short-term, highly-liquid investments that are readily convertible to a known amount with an insignificant risk of change in value.
(h)Cash segregated as deposits
Cash segregated as deposits includes cash deposited in trust accounts on which the Company earns interest, and is reported as such in the consolidated statements of financial position.
(i)Customer accounts receivable
Customer accounts receivable is mainly due from credit card companies, which are payment processors, for settlement of funds from customers.
Customer accounts receivable is recognized initially at transaction price. The Company holds the customer accounts receivable with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost.
(3)Crypto assets
(a)Crypto assets held
Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions and are recognized as inventories. Cryptocurrencies for facilitating customer transactions are recognized at acquisition price at initial recognition, and at fair value, less costs to sell subsequent to the initial recognition since these are held with the purpose of acquiring broker-traders’ margin. Subsequent to the initial recognition, changes in fair value are recognized in profit or loss in the period in which the change occurs. The Company uses major third-party exchanges with high volume and liquidity to measure the fair value of its cryptocurrency. The exchange selected by the Company for each cryptocurrency offers the highest volume and liquidity of trades (i.e., principal market). If a principal market does not exist (e.g., when the volume and liquidity of trades are similar between two or more different markets), the Company uses the most advantageous market. The most advantageous market offers high volume, liquidity of trades, and the most favorable spread, maximizing the amount that would be received to sell the asset, net of transaction costs, or minimizing the amount that would be paid to transfer the liability. The fair value is measured by using a midmarket pricing of the principal market or the most advantageous market.
Substantially all of crypto assets held (current assets) correspond to crypto assets borrowed from or deposited by customers under the Coincheck Lending program.

COINCHECK GROUP N.V. and its subsidiaries
(b)Crypto asset borrowing
Under the Coincheck Lending program, when the Company enters into borrowing agreements with customers, the Company obtains control over the crypto assets deposited by those customers, regardless of whether the Company has actually borrowed the crypto assets or the crypto assets remain deposited with the Company. These crypto assets are recognized as inventories under "Crypto assets held" in the consolidated statement of financial position and the Company’s corresponding obligation to return these crypto assets to customers is recognized as a liability under "Crypto asset borrowings." Crypto asset borrowings are initially measured at the fair value of the subject crypto assets as the Company incurs an obligation to return the same type and the same amount of crypto assets deposited by customers under the program. Subsequent to initial recognition, changes in fair value of crypto asset borrowings are recognized in profit or loss in the period in which the changes occur because the fair value of the crypto assets fairly demonstrates the obligation to return the crypto assets deposited by customers under the program. In addition, the borrowing fee paid to the customer, which is in the same denomination as the borrowed asset, is calculated by multiplying the quantity of the borrowed crypto assets by the fee rate (calculated as a per annum percentage of the borrowed amount) agreed with the customer and recognized as an expense over the borrowing period.
(4)Property and equipment
(a)Recognition and measurement
Property and equipment are measured using the cost model and are reported at the acquisition cost, less accumulated depreciation and accumulated impairment losses. Acquisition costs include costs directly related to the acquisition of assets and costs for dismantling and removing.
(b)Depreciation
Depreciation is calculated based on the depreciable amount. The depreciable amount is calculated as the acquisition cost of an asset, less its residual value.
Property and equipment are depreciated over the estimated useful life of each part of a property item, and depreciation is recognized in profit or loss applying the straight-line method. The straight-line method is applied because it is considered to most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.
The estimated useful lives of major property and equipment are as follows:
Leasehold improvements: 1 year to 5 years
 Equipment and fixtures: 2 years to 14 years
Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably certain options periods) or the estimated useful life of the improvements, whichever is shorter.
Depreciation methods, useful lives, and residual values are reviewed at each reporting date, and adjustments are made when required.
(5)Intangible assets
(a)Goodwill and internally generated intangible assets
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

COINCHECK GROUP N.V. and its subsidiaries
The Company recognizes software development costs as intangible assets if the development costs can be reliably determined, implementation is technologically feasible, there is a high probability for generating future economic benefit, and there are adequate resources to develop and use them. Subsequent to the initial recognition, internally generated intangible assets are measured at the acquisition cost, less accumulated amortization and accumulated impairment losses.
(b)Amortization
Amortization is based on the acquisition cost of an asset less its residual value.
Amortization of intangible assets is recognized in profit or loss applying the straight-line method over the estimated useful life from the time when the asset is available for use.
Goodwill is not amortized.
The estimated useful lives of major intangible assets are as follows:
Internally generated intangible assets: 3 to 5 years
Amortization methods, useful lives, and residual values are reviewed at each reporting date, and adjustments are made when required.
The Company considers the useful life of intangible assets to be indefinite only if there is no foreseeable limit to the period over which the intangible assets are expected to generate net cash inflows for the
Company based on analysis of all relevant factors. Intangible assets with indefinite useful lives are not amortized and are subject to impairment tests at the same time each year and when there are indications of impairment.
(6)Leases
The Company assesses whether a contract is or contains a lease at the inception of the contract. The Company recognizes a right-of-use asset and its corresponding lease liability at the lease commencement date.
A right-of-use asset is measured at cost at the commencement date. Subsequently, the Company measures a right-of-use asset applying the cost model. A right-of-use asset is measured at cost, less any accumulated depreciation and any accumulated impairment losses. The right-of-use asset is depreciated using the straight-
line method over the estimated useful life of the asset or the relevant lease term, whichever is shorter. The
Company determines the lease term as the sum of the noncancellable period and the periods covered by an option to extend (or terminate) the lease term if the lessee is reasonably certain to exercise (or not exercise) the option. The estimated useful lives of right-of-use assets are approximately 1 year to 5 years.
The Company measures a lease liability at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if such rate cannot be readily determined, the Company’s incremental borrowing rate. Subsequently, the lease liability is measured by adjusting the carrying amount to reflect interest on the lease liability and/or the lease payment. When reassessing or modifying a lease, the Company remeasures the carrying amount of the lease liability and accordingly adjusts the carrying amount of the related right-of-use asset.
For short-term leases and leases of low-value assets, the Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

COINCHECK GROUP N.V. and its subsidiaries
(7)Impairment of non-financial assets
Non-financial assets are reviewed for impairment at the end of each reporting period or if there is an indication of impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive income if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is estimated as the higher of the asset’s fair value, less costs to sell and value in use.
For the purposes of conducting impairment reviews, assets are grouped into cash-generating units to which the assets belong. Impairment testing is performed at least annually and whenever there is an indication that the cash-generating unit containing goodwill or intangible assets with an indefinite useful life may be impaired.
An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
(8)Warrants
Share purchase warrants issued by Coincheck Parent are accounted for as warrant liability. The warrants are initially recognized at fair value, and in subsequent periods measured at FVTPL with any changes in fair value recognized in profit or loss until the warrants are exercised, redeemed, or expire.
(9)Employee benefits
(a)Short-term employee benefits
Short-term employee benefits, including salaries, bonuses, and paid annual leave, that are expected to be settled wholly within 12 months after the end of the reporting periods, are expensed as the related service is provided. A liability is recognized at the amounts expected to be paid when the liabilities are settled if the
Company has a present legal or constructive obligation to pay this amount as a result of past service provided by employees and the obligation can be estimated reliably.
(b)Termination benefits
Termination benefits are expensed at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted to their present value.
(10)Provisions
Provisions are recognized when, if the Company has legal and constructive obligations because of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle those obligations, and the amounts of those obligations can be reasonably estimated. Provisions are discounted to the present value of the estimated future cash flows using a pretax rate that reflects the time value of money and the risks specific to the relevant liabilities.
The unwinding of the discount is recognized in profit or loss.
(11)Equity
Ordinary Shares issued by Coincheck Parent are classified as equity, and the proceeds from issuance of such shares are included in Ordinary Shares and capital surplus on the consolidated statements of financial position.

COINCHECK GROUP N.V. and its subsidiaries
(12)Foreign currency translations
(a)Foreign currency translation
Foreign currency transactions are remeasured into the functional currency of each entity within the
Company using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the spot rates of exchange at the end of each reporting period. Non-monetary assets and liabilities measured based on historical cost that are denominated in foreign currencies are remeasured at the exchange rate at the date of the initial transaction. Exchange differences arising from the remeasurement or settlement are recognized in profit or loss. Translation differences on items whose fair value gain or loss is recognized in profit or loss are also recognized in profit or loss.
(b)Foreign operations
The assets and liabilities of foreign operations are translated using the spot exchange rates at the end of the reporting period, while income and expenses of foreign operations presented in profit or loss and other comprehensive income are translated using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.
(13)Revenue
Revenues that arise from contracts with customers are recognized applying the five-step approach of IFRS
15, Revenue from Contracts with Customers, as shown below. Consideration received from customers does not include significant financing components, because the Company receives payments from its customers soon after it fulfills its performance obligations.
Step 1: Identify the contract with a customer
Step 2:Identify the performance obligations in the contract
Step 3:Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5:Recognize revenue when (or as) the entity satisfies a performance obligation
Details of revenue and revenue recognition criteria for each of major revenue items recorded in the consolidated statements of profit or loss and other comprehensive income are summarized as follows:
(a)Transaction revenue
Transaction revenue is mainly derived from sales transactions with the Company’s customers. The
Company’s customers include parties who hold accounts and utilize the services provided on the
Company’s crypto asset platforms, which include customers on the Marketplace platform, as well as cover counterparties in sale cover transactions on the Company’s and third-party exchanges. However, users that purchase crypto assets from other users on the Company’s Exchange platform but are not charged a commission do not meet the definition of a customer under IFRS 15. When the Company trades with customers on its Marketplace platform, the Company adds a bid-ask spread to the prices of the Company’s cover transactions. The spread is set/revised by the Company in a range of 0.1% to 5.0% for each cryptocurrency based on prevailing market conditions, including competitors’ offers. The Company has the discretion to add a spread that might be higher than the above-mentioned range in instances where there are

COINCHECK GROUP N.V. and its subsidiaries
sudden market movements and shortage of liquidity in the market to ensure the execution of the transactions with customers. Furthermore, the spreads are applied to all transactions with customers regardless of whether the positions made by those transactions are offset before the execution of cover transactions.
The Company has a performance obligation in its contracts with customers to transfer control of the cryptocurrencies to the customer and to deliver cryptocurrencies for transactions with customers. Contracts are defined at the transaction level and revenue is recognized at the point of time when this performance obligation is fulfilled in accordance with IFRS 15. When the Company receives cryptocurrencies as noncash consideration, the Company measures received cryptocurrencies at fair value at the time of delivery.
The Company determined that it acts as a principal in such transactions as it controls (i.e., has the ability to direct the use of, and obtain substantially all of the remaining benefits from) the cryptocurrencies it holds as inventory before such cryptocurrencies are transferred to the Company’s customers. Specifically, the
Company has the ability to decide whether to hold the crypto assets to balance the Company’s inventory level or sell the crypto assets to customers or cover counterparties. The Company also has the ability to decide to whom the crypto assets will be sold and prevent others from directing the use of the crypto assets.
The Company is also entitled to substantially all of the economic benefits of the crypto assets through sales of the crypto assets. Additionally, the Company is primarily responsible for fulfilling the commitment to provide cryptocurrencies to customers on its Marketplace platform pursuant to its terms of service, has inventory risk as the Company has no right to return unsold cryptocurrencies to customers or cover counterparties from which it has purchased such cryptocurrencies, and sets the price of the cryptocurrencies it sells on its Marketplace platform.
(b)Commission received
Commission received primarily includes revenue from remittance fees, deposit and withdrawal and transfer fees, commissions that are received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, and commissions that arise from transactions on the Exchange platform.
In accordance with IFRS 15, remittance fees are recognized as revenue when the performance obligation that arises from a customer order to remit cryptocurrencies is satisfied.
Deposit and withdrawal fees are recognized as revenue when the customer’s order to deposit or to withdraw cryptocurrencies are fulfilled, resulting in the performance obligation being satisfied.
The IEO business recognizes commission revenue when the issuer’s tokens are listed on its Marketplace platform. The Company acts as a principal as it holds the primary responsibility to the issuer. Commissions received from the applicants in the IEO business are recognized as revenue when the obligations to deliver the issuer’s tokens to the applicants are performed. The Company acts as an agent to broker a transaction of orders participating in the issuer’s IEO and delivers tokens on behalf of the issuer.
Commissions that arise from transactions on the Coincheck NFT Marketplace are recognized as revenue when the performance obligation of brokering transactions between customers is fulfilled. The Company acts as an agent since the performance obligation is to arrange to transfer NFTs of the selling party to the other party.
Commissions that arise from transactions on the Exchange platform are recognized as revenue when the performance obligation of brokering transactions between customers is fulfilled. The Company acts as an intermediary between customers for orders to buy or sell crypto assets and receives a brokerage fee. The
Company does not control the underlying crypto assets before these are transferred to other customers. The

COINCHECK GROUP N.V. and its subsidiaries
Company acts as an agent to broker a transaction of orders to transfer crypto assets of the selling party to the other party.
When the Company receives cryptocurrencies for commissions as noncash consideration, the Company measures received cryptocurrencies at fair value at the time the transaction is completed.
(c)Other revenue
Other revenue is mainly derived from sales of NFTs owned by the Company on the Coincheck NFT
Marketplace. In accordance with IFRS 15, sales revenue of NFTs is recognized as revenue when the performance obligation of delivering the NFTs to the customer is fulfilled. The Company acts as a principal since the Company has the ability to decide the price and is responsible for inventory risk.
(14)Income taxes
Income tax expenses include current taxes and deferred taxes. They are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity.
Current taxes are the estimated taxes to be paid or refunded relating to taxable income or losses for the reporting period by applying the enacted tax rate or the substantively enacted tax rate at the end of the reporting period, adjusted for estimated taxes to be paid or refunded for prior years.
Deferred tax assets and liabilities are recognized with respect to the temporary difference between the carrying amount and the tax bases of assets and liabilities. Deferred tax assets and liabilities are not recognized with respect to the temporary differences arising from the initial recognition of assets and liabilities in transactions
(other than business combinations) that affect neither the accounting profit nor the taxable profit (tax loss) and does not give rise to equal taxable and deductible temporary differences and the temporary differences arising from investments in subsidiaries, if the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future.
Deferred tax assets and liabilities are calculated using the tax rate that is expected to be applied at the time when the temporary difference is reversed based on tax laws that are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible differences can be utilized. Deferred tax assets are reassessed at the end of each reporting period and recognized to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are set off when the Company has a legally enforceable right to set off deferred tax assets against deferred tax liabilities, and the deferred tax assets and deferred tax liabilities relate to corporate income taxes levied by the same taxation authority on either the same taxable entity or different taxable entity, which intends to settle the deferred tax assets and liabilities on a net basis or to realize the assets and liabilities simultaneously.
(15)Earnings per share
Basic earnings per share are calculated as profit attributable to owners of the Company, divided by the weighted-average number of common shares outstanding during the reporting period.
Diluted earnings per share (earnings per share after adjustment for potential shares) are calculated after adjustment for the dilutive effects of all potential common shares.
(16)New or amended accounting standards and interpretations issued but not yet applied
The new or amended accounting standards and interpretations issued but not yet applied for the year ended
March 31, 2025 are as follows. The amendments of IAS 21 and IFRS 19 are not expected to affect the

COINCHECK GROUP N.V. and its subsidiaries
Company’s consolidated financial statements. The Company is evaluating the impact of applying other new or amended accounting standards.

Standards	Name of Standards	Effective date (The year beginning on or after)	Adoption periods of the Company (For the year ending)	Content
IAS 21	The Effects of Changes in Foreign Exchange Rates	January 1, 2025	March 31, 2026	Amendments to accounting for lack of exchangeability
IFRS 7	Financial Instruments: Disclosures	January 1, 2026	March 31, 2027	Amendments to the classification and measurement of financial instruments
IFRS 9	Financial Instruments
IFRS 7	Financial Instruments: Disclosures	January 1, 2026	March 31, 2027
Amendment to gain or
loss on derecognition on
IFRS 7; Amendments to
introduction, disclosure
of deferred difference
between fair value and
transaction price, and
credit risk disclosures
on the Implementation
Guidance for IFRS 7

IFRS 9	Financial Instruments	January 1, 2026	March 31, 2027	Amendment to lessee derecognition of lease liabilities and transaction price
IFRS 10	Consolidated Financial Statements	January 1, 2026	March 31, 2027	Amendment to determination of a ‘de facto agent’
IAS 7	Statement of Cash Flows	January 1, 2026	March 31, 2027	Replacement of the term ‘cost method’ to ‘at cost’
IFRS 7	Financial Instruments: Disclosures	January 1, 2026	March 31, 2027	Amendment to contracts referencing Nature- dependent electricity
IFRS 9	Financial Instruments
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027	March 31, 2028	Replacement of IAS 1 and helping to achieve comparability of the financial performance of similar entities

COINCHECK GROUP N.V. and its subsidiaries

IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027	March 31, 2028	Reduced disclosure requirements for subsidiaries without public accountability
IFRS 10	Consolidated Financial Statements;	Not determined	Not determined	Amendment of accounting for sale or contribution of assets between an investor and its associates or joint ventures
IAS 28	Investments in Associates and Joint Ventures
4.Financial risk management
The principal risks arising from cryptocurrencies and financial instruments to which the Company is exposed in the course of its business activities include credit risk, and liquidity risk.
Set forth below is information about the impact of each risk on the Company, policies on the identification, analysis and assessment of risk, and capital management in the Company.
(1)Managing risks arising from cryptocurrencies and financial instruments
To limit risks that have an impact on the Company’s management within an acceptable range, risks are appropriately identified, analyzed, and assessed, and appropriate management departments are designed to respond to each risk.
The Company establishes rules for managing significant risks that affect operations. Those risks arising from cryptocurrencies and financial instruments are managed in accordance with specific management policies and management structures formulated by the head of the applicable supervisory department and approved by the executive officer in charge of the supervisory department.
Regarding the risk management of the Company, each supervisory department manages the risk for each risk classification. The head of each supervisory department within each business regularly reports to the risk management department. The risk management department organizes the contents of the received reports and the related information it has collected, and reports to the risk committee. In addition, the risk management department drafts risk management regulations and systems, conducts various reviews, and supports monitoring activities. Subsequently, the overall risk management status of the Company is reported and discussed at the risk committee. Based on these discussions, the chief risk officer appointed by the CEO monitors and assesses the development and operation of the Company’s risk management framework and periodically reports to the board of directors.
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises primarily from risks related to customers and other counterparties.
The carrying amounts of financial assets after impairment are presented in the consolidated statements of financial position and are the amounts of maximum exposure of the Company to financial asset credit risks.
Risks relating to customer transactions

COINCHECK GROUP N.V. and its subsidiaries
Spot transactions are traded within the limit of the amounts received in advance from customers. Therefore, the Company does not take excessive credit risks with any specific customers.
The Company does not have significant credit risk concentration with any individual customer.
Risks relating to other counterparties
The Company’s cash, cash equivalents, cash segregated as deposits, and cryptocurrencies for facilitating customer transactions are exposed to credit risk because they are deposited in financial institutions and/or with cryptocurrency exchange brokers. Those financial institutions are highly credit worthy, and the cryptocurrency exchange brokers are well-established domestic and overseas exchange brokers. Thus, although the credit risk is concentrated in a small number of counterparties, it is considered to be limited. In addition, customer accounts receivable is mainly due from credit card companies, which are payment processors, for settlement of funds from customers. There is also a concentration of credit risk related to customer accounts receivable, as the Company uses a small number of payment processors. However, since the settlement period is short, the credit risk associated with those processors is considered to be limited.
As part of the risk management process, the Company evaluates the financial positions of financial institutions before selecting them and, subsequently, reviews them on a periodic basis. In selecting and dealing with cryptocurrency exchange brokers, the Company monitors the up-to-date information of such brokers via social media and other news sources in order to be informed about any changes in their businesses. In addition, if the Company obtains information related to such brokers’ credit uncertainty, such as a downgrade of their credit ratings, necessary measures are taken by collaborating with all divisions concerned to avoid such risks.
The exposure to credit risk of the Company is as follows:

	As of March 31, 2024
(In millions)	Impairment loss allowance measured at lifetime expected credit losses
	Not credit- impaired	Credit- impaired	Total
Gross carrying amount
Cash and cash equivalents	¥10,837	¥—	¥10,837
Cash segregated as deposits	59,256	—	59,256
Crypto assets held (current assets)(1)	817	—	817
Customer accounts receivable	719	—	719
Other financial assets(2)	651	0	651
Total gross carrying amount	72,280	0	72,280
Impairment loss allowance	—	(0)	(0)
Total net carrying amount	¥72,280	¥0	¥72,280

COINCHECK GROUP N.V. and its subsidiaries

	As of March 31, 2025
(In millions)	Impairment loss allowance measured at lifetime expected credit losses
	Not credit- impaired	Credit- impaired	Total
Gross carrying amount
Cash and cash equivalents	¥8,584	¥—	¥8,584
Cash segregated as deposits	51,655	—	51,655
Crypto assets held (current assets)(1)	370	—	370
Customer accounts receivable	1,086	—	1,086
Other financial assets(2)	495	0	495
Total gross carrying amount	62,190	0	62,190
Impairment loss allowance	—	(0)	(0)
Total net carrying amount	¥62,190	¥0	¥62,190
____________
(1) Crypto assets held (current assets) mainly consist of crypto assets deposited with third-party exchanges.
(2) Other financial assets mainly consist of deposits and guarantee deposits as well as trade receivables. See
Note 15 “Other financial assets.”
Changes in allowance for doubtful receivables for other financial assets are as follows:

	As of March 31,
(In millions)	2024	2025
Balance at beginning of period	¥—	¥0
Increase	0	0
Balance at end of period	¥0	¥0
(b)Liquidity risk
Liquidity risk is the risk of the Company being unable to settle obligations using cash, crypto assets held
(current assets), other financial assets, or other means.
The Company finances the funds necessary for operations by obtaining loans from financial institutions and related parties. Cryptocurrencies received from borrowings, which are recorded as “Crypto asset borrowings” in the consolidated statements of financial position, contribute to securing adequate liquidity, as they can be used as the Company’s own assets or in settlement with cryptocurrency exchange brokers.
The Company regularly monitors the status and outlook of cash flows and reduces liquidity risks.
The maturity analysis of financial liabilities and the corresponding financial assets for managing liquidity risk are as follows. Cryptocurrencies for facilitating customer transactions are included in the following tables. The contractual cash flows below reflect cash flows presented on an undiscounted cash flow basis, including contractual interest payments.
As of March 31, 2024

COINCHECK GROUP N.V. and its subsidiaries

(In millions)	Carrying amount	Contractu al cash flows	Within one year	From one year to two years	From two years to three years	From three years to four years	From four years to five years	More than five years
Crypto asset borrowings	¥44,020	¥44,020	¥44,020	¥—	¥—	¥—	¥—	¥—
Other financial liabilities
- Lease liabilities	1,661	1,687	394	384	356	356	197	—
- Derivative liabilities	1	1	1	—	—	—	—	—
- Other(1)	821	821	821	—	—	—	—	—
Total Other financial liabilities	2,483	2,509	1,216	384	356	356	197	—

Cash and cash equivalents	10,837	10,837	10,837	—	—	—	—	—
Crypto assets held	44,207	44,207	44,207	—	—	—	—	—
As of March 31, 2025

COINCHECK GROUP N.V. and its subsidiaries

(In millions)	Carrying amount	Contractu al cash flows	Within one year	From one year to two years	From two years to three years	From three years to four years	From four years to five years	More than five years
Crypto asset borrowings	¥44,479	¥44,479	¥44,479	¥—	¥—	¥—	¥—	¥—
Other financial liabilities
- Borrowings	751	751	751	—	—	—	—	—
- Lease liabilities	1,277	1,293	384	356	356	197	—	—
- Derivative liabilities	—	—	—	—	—	—	—	—
- Other(1)	1,699	1,699	1,699	—	—	—	—	—
Total Other financial liabilities	3,727	3,743	2,834	356	356	197	—	—

Cash and cash equivalents	8,584	8,584	8,584	—	—	—	—	—
Crypto assets held	44,680	44,680	44,680	—	—	—	—	—
____________
(1) Other financial liabilities mainly consist of accrued expenses, and other payables.
There were no financial liabilities with maturity over one year other than lease liabilities as of March 31,
2024 and March 31, 2025.
In addition, the Company has committed borrowing lines of credit of ¥6,200 million and ¥8,900 million with Monex Finance Corporation (an affiliate) and a financial institution to manage liquidity risk as of
March 31, 2024 and 2025, respectively. The purpose of the committed borrowing line is for general business use. There were drawdowns on the committed borrowing line of nil million and ¥751 million as of
March 31, 2024 and 2025. See Note 30 (3) “Availability under committed credit lines.”
(c)Market risk
Market risk is the risk of fluctuations in the fair value of cryptocurrencies or future cash flows as a result of changes in market price. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return. Market risk mainly includes price fluctuation risk of cryptocurrencies.
The Company holds cryptocurrencies to facilitate customer transactions. The Company also monitors net open position for each cryptocurrency that is traded on its Marketplace platform. To limit the price fluctuation risk within a certain level, the Company strives to sustain its cryptocurrencies in approximately the same quantity and amount as the crypto asset borrowings.

COINCHECK GROUP N.V. and its subsidiaries
(d)Operational risk
The Company is exposed to operational risk arising from a wide variety of factors associated with business processes, personnel; technology and infrastructure; and from external factors other than credit, liquidity, and market risks, such as changes in legal and regulatory requirements. In particular, the Company holds crypto assets for its own account (crypto assets held (current assets)) and, on behalf of its customers, in the
Company’s hot or cold wallets. These wallets are administered by the Company and the Company has control of the private keys associated with them, allowing it to access and transact with the crypto assets held therein. If any of the private keys relating to the Company’s hot or cold wallets are lost, destroyed, or otherwise compromised, and no backup of the private key is accessible, the Company would lose access to crypto assets. If the Company loses access to a crypto asset held for its own account, the Company derecognizes the crypto asset held. If the Company loses access to a crypto asset held on behalf of customers, the Company may be liable to its customers for losses arising from the Company’s failure to safeguard crypto assets from theft or loss and there will be a devastating impact on the Company’s operation. Furthermore, the Company cannot provide assurance that the wallet will not be hacked or compromised. Cryptocurrency and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. The customers’ ability to access or sell their cryptocurrencies could be affected adversely due to any loss of private keys relating to, or hack or other compromise of, digital wallets used to store cryptocurrencies deposited by customers. See Note 30
“Commitments and contingencies.”
(e)Foreign exchange risk management
Payables denominated in foreign currencies are exposed to foreign exchange risks. The Company’s foreign exchange risks arise primarily from fluctuations in U.S. dollar. The Company manages foreign exchange risks by continuously monitoring trends in foreign exchange rates and managing its exposure to foreign exchange rate fluctuations.
(2)Capital management
The fundamental principles of the Company’s capital management are to build and uphold a steady financial base for the purpose of maintaining soundness and efficiency of operations and achieving growth. According to these principles, the Company conducts capital investment; profit distribution, such as dividends; and
repayment of loans based on steady operating cash flows through the development and rendering of competitive crypto asset exchange services.
In line with the Company’s policy, Coincheck's capital management focuses on specific regulatory requirements in Japan. Coincheck calculates and monitors the financial soundness index at the end of each month as the record date in accordance with the “Rules on Financial Management for Crypto-Asset Exchange Service
Providers” and related guidelines, which are self-regulatory rules established by the Japan Virtual and Crypto
Assets Exchange Association (JVCEA). The financial soundness index is the ratio of the nonfixed equity amount to the sum of the market risk equivalent amount, the counterparty risk equivalent amount, and the basic risk equivalent amount, based on the calculation method stipulated in the related guidelines.
The Company is not subject to any capital restrictions.
5.Segment reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The CEO of Coincheck Parent is the CODM of the
Company. The CODM reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Company does have revenue from multiple services, no measures of profitability by service are available. As a result, discrete financial information is not available for each

COINCHECK GROUP N.V. and its subsidiaries
such component. As such, the Company has determined that it operates as one operating segment and one reportable segment.
The Company’s revenue is entirely derived from operations within Japan. Furthermore, there is no single customer from which revenue amounts to 10% or more of the Company’s total revenue.
6.Reverse Recapitalization and Acquisitions of subsidiaries
(1)Reverse Recapitalization
As discussed in Note 1 “Reporting entity,” Thunder Bridge was identified as the “acquired” entity for financial reporting purposes. Accordingly, the Company treated the Reverse Recapitalization as the equivalent of
Coincheck issuing shares for the net assets of Thunder Bridge as of the closing date of the Reverse
Recapitalization. The net assets of Thunder Bridge are stated at fair value, with no goodwill or other intangible assets recorded.
This determination was primarily based on the conclusion that the former Coincheck shareholders have a majority of the voting power of Coincheck Parent and Coincheck personnel comprise a majority of the governing body of Coincheck Parent.
The Reverse Recapitalization is not within the scope of IFRS 3 since there is no change in control based on the continued control of the Company by existing Coincheck shareholders and Thunder Bridge does not meet the definition of a business in accordance with IFRS 3; as such, the Reverse Recapitalization is accounted for within the scope of IFRS 2. Any excess of fair value of equity instruments deemed to have been issued by
Coincheck over the fair value of Thunder Bridge’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
Entities involved in SPAC mergers need to determine which entity is the predecessor whose financial statements will become the historical financial statements of the combined Company. The determination of which entity is the predecessor and successor in the merger transaction is separate from the determination of which entity is the accounting acquirer. Rule 405 under the U.S. Securities Act of 1933, as amended, defines a predecessor as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.” SPACs are blank-check companies whose sole purpose is to acquire a target or targets with the capital raised from their IPOs. Given that Thunder Bridge was a
SPAC and did not have any significant activities, Thunder Bridge’s own operations before the succession are insignificant relative to the operations of Coincheck. Thunder Bridge’s financial statements do not report any significant revenues other than investment income on assets held in trust. As such, Coincheck was considered the predecessor entity for purposes of these consolidated financial statements.
In analogy with IFRS 3, Business Combinations, paragraph B21-B22, these financial statements have been prepared as a continuation of Coincheck with:
•the assets and liabilities of Coincheck recognized and measured in the financial statements at their carrying amounts immediately prior to the Reverse Recapitalization;
•the retained earnings, ordinary shares and capital surplus of Coincheck recognized in the financial statements at amounts immediately prior to the Reverse Recapitalization. Ordinary shares and capital surplus have been adjusted retroactively to reflect the legal capital of Coincheck Parent; and
•the comparative information presented in the financial statements are that of Coincheck.
Listing expenses

COINCHECK GROUP N.V. and its subsidiaries
The following table displays the reconciliation of the total market capitalization attributable to Thunder Bridge stockholders and the Reverse Recapitalization impact to additional paid-in capital for the year ended March 31,
2025 and the calculation of the listing expense recognized for the year ended March 31, 2025:

(In millions, except share data and percentage)
Fair value of equity instruments deemed to have been issued by Coincheck
Thunder Bridge Closing Price per share on December 10, 2024	1,850
Total number of Coincheck shares at Closing	129,703,075
Total Market Capitalization of the Company	¥239,975
Thunder Bridge shareholders’ ownership	5.5%
Total market capitalization attributable to Thunder Bridge stockholders	¥13,165

Net assets of Thunder Bridge
Cash and cash equivalents(1)	1,798
Accounts payable and accrued expenses	(17)
Income taxes payable	(60)
Excise tax payable	(305)
Warrant liabilities(2)	(1,837)
Promissory note payable - related party	(128)
Net assets (liabilities) of Thunder Bridge as of December 10, 2024	(549)

Listing expense	¥13,714
____________
(1) Cash and cash equivalents represent the acquired cash and cash equivalent of Thunder Bridge before the payment of ¥1,593 million to Ghisallo under Non-Redemption Agreement since the payment to Ghisallo occurred immediately after the closing of the Reverse Recapitalization.
(2) As the terms of the Thunder Bridge public and private placement warrants are substantially the same before and after the completion of the Business Combination, the warrants are not deemed to be additional consideration under IFRS 2 but rather the Thunder Bridge public and private placement warrants were assumed as part of the Reverse Recapitalization (IAS 32).
Transaction Proceeds
Upon closing of the Reverse Recapitalization, the Company received net proceeds of ¥205 million, including
¥4,780 million from the trust, net of redemptions, offset by cash paid for the non-redemption and share forward agreement (the “Non-Redemption Agreement”) with Ghisallo Master Fund LP (“Ghisallo”) (see Note 27
“Equity” for further details of the non-redemption and share forward agreement) of ¥1,593 million, and transaction costs and professional fees, paid at closing, of ¥2,982 million. The following table reconciles the elements of the Reverse Recapitalization to the consolidated statements of cash flows and the consolidated statement of changes in equity for the year ended March 31, 2025:

COINCHECK GROUP N.V. and its subsidiaries

(In millions)
Cash-trust and cash, net of redemptions	¥4,780
Less: Ghisallo Non-Redemption Agreement	(1,593)
Less: transaction costs and professional fees, paid at closing	(2,982)
Proceeds from Reverse Recapitalization, net of Non-Redemption Agreement, transaction costs and professional fees	205
Less: warrant liabilities	(1,837)
Less: promissory note - related party	(128)
Less: excise tax payable	(305)
Less: income tax payable	(60)
Less: accounts payable and accrued expenses	(17)
Less: Other financial liabilities(1)	(189)
Add: Listing expense	13,714
Issuance of shares in Reverse Recapitalization, net	¥11,383
____________
(1) Other financial liabilities include expenses incurred by Coincheck Parent prior to the Reverse Recapitalization and recorded at their carrying values as a common control transaction
The following table displays the reconciliation of the total market capitalization attributable to Thunder Bridge stockholders and the reverse recapitalization impact to additional paid-in capital for the year ended March 31,
2025:

(In millions)
Total market capitalization attributable to Thunder Bridge stockholders	¥13,165
Less: Ghisallo Non-Redemption Agreement	(1,593)
Less: Additional paid-in capital transferred over when transferring net liabilities from CCG, under common control	(189)
Less: Ordinary Shares	(15)
Plus: Treasury shares	4
Additional paid-in capital from Reverse Recapitalization, net	¥11,372
The Reverse Recapitalization also involved:
•the former Thunder Bridge warrant holders receiving one warrant to purchase an Ordinary Share of
Coincheck Parent for each issued and outstanding warrant to acquire Class A common stock of Thunder
Bridge, which has resulted in the issuance of 4.9 million warrants (see Note 24 “Financial instruments”);
and
•professional services expenditure of ¥4,595 million, incurred to facilitate listing on Nasdaq, which, in addition to the ¥13,714 million described in the table above, has resulted in a total of ¥18,309 million related to the share listing and associated expenses being recognized in the profit or loss.
(2)Acquisition of Next Finance
On March 14, 2025, the Company acquired 100 percent of the shares in Next Finance Tech Co, Ltd., a staking platform service company. With Next Finance as part of the Company, the Company will be able to leverage its

COINCHECK GROUP N.V. and its subsidiaries
existing services to enhance its customer staking award offerings, and offer staking platform services in the crypto industry both in and outside of Japan.
The revenue and net loss of Next Finance for the current reporting period would not be material and had no significant impact on the consolidated financial statements.
(a)Consideration transferred
The following table displays the acquisition date fair value of each major class of consideration transferred.

(In millions)
Cash	¥265
Ordinary share of Coincheck Parent (1,111,450 shares)	1,077
Total fair value of consideration	¥1,342
(i)Equity instruments issued
The number of Ordinary Shares issued was 1,111,450 and the fair value of the Ordinary Shares issued was based on the listed share price of Coincheck Parent at March 14, 2025 of USD6.53 per share.
(b)Acquisition-related costs
The Company incurred acquisition-related costs of ¥11 million on legal fees and due diligence costs. These costs have been included in “Selling, general and administrative expenses.”
(c)Identifiable assets acquired and liabilities assumed
The following table displays the recognized amounts of assets and liabilities assumed as the date of acquisition.

(In millions)
Fair value recognized on acquisition
Cash and cash equivalents	¥29
Other financial assets	3
Other assets	2
Property and equipment	2
Crypto asset held (non-current)	21
Other financial assets (non-current)	1
Deferred tax assets	49
Other financial liabilities	(5)
Total identifiable net assets acquired	¥102
Fair values measured on a provisional basis
The following amount has been measured on a provisional basis.
The fair value of Next Finance's intangible assets has been measured provisionally, pending completion of an independent valuation. Some of the value attributable to goodwill will be allocated to intangible assets when the valuation is completed.

COINCHECK GROUP N.V. and its subsidiaries
If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
(d)Goodwill
Goodwill arising from the acquisition has been recognized as follows.

(In millions)
Total identifiable net assets acquired	¥102
Goodwill arising on acquisition	1,240
Fair value of consideration	¥1,342
The goodwill is attributable mainly to the skills and technical talent of Next Finance's work force and the synergies expected to be achieved from integrating Next Finance into the Company’s existing business.
None of the goodwill recognized is expected to be deductible for tax purposes.
7.Revenue
(1) Revenue breakdown
Revenue breakdowns by revenue from contracts with customers and other sources for the year ended March 31,
2023, 2024 and 2025, are as follows:

	For the fiscal year ended March 31,
(In millions)	2023	2024	2025
Revenue arising from contracts with customers
Transaction revenue(1)	¥174,937	¥223,046	¥381,705
Commission received(2)	1,055	729	1,500
Other revenue(3)	932	274	—
Sub-total	176,924	224,049	383,205

Other sources
Other revenue(4)	—	—	125
Sub-total	—	—	125
Total	¥176,924	¥224,049	¥383,330
____________
(1) Transaction revenue mainly refers to the revenue from sales of crypto assets to customers and cover counterparties.
(2) Commission received refers to remittance fees, deposit and withdrawal fees, commissions that received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck
NFT Marketplace and commissions that arise from transactions on the Exchange platform and others.
(3) Other revenue are mainly related to sales of NFTs owned by the Company.

COINCHECK GROUP N.V. and its subsidiaries
(4) Other revenue are mainly related to the interest received from financial operations with JSF Trust and
Banking Co., Ltd.
(2)Contract balance
As of March 31, 2024 and 2025, there were no significant contract assets or contract liabilities.
For the years ended March 31, 2023, 2024 and 2025, there was no revenue recognized for performance obligations fulfilled (or partially fulfilled) in the past.
(3)Transaction price allocated to the remaining performance obligations
The Company does not have any contracts in which the projected initial contract period was longer than one year.
(4)Assets recognized from the costs to obtain or fulfill contracts with customers
The Company does not have any significant costs to obtain or fulfill contracts with customers.
8.Selling, general and administrative expenses
Selling, general and administrative expenses consist of the following:

	For the fiscal year ended March 31,
(In millions)	2023	2024	2025
Personnel expenses	¥2,020	¥2,287	¥2,684
Advertising and promotion expenses	1,294	661	1,874
Professional fees	1,262	710	6,163
Communication expenses	873	769	786
Subcontract expenses	787	473	857
Depreciation and amortization	483	679	727
Business management fee	363	458	397
Transaction related costs	297	335	423
Subcontract labor costs	280	130	142
Tax expenses	27	116	100
Others	353	139	305
Total	¥8,039	¥6,757	¥14,458

COINCHECK GROUP N.V. and its subsidiaries
9.Other income and expenses
Other income and expenses consist of the following:

		For the fiscal year ended March 31,
(In millions)	Notes	2023	2024	2025
Other income
Gain on sale of crypto assets held (non-current assets)		¥16	¥123	¥1
Gain on sale of non-major line of business(1)		—	300	—
Exchange gain		12	—	0
Other		17	14	21
Total		¥45	¥437	¥22

Other expenses
Impairment loss of crypto assets held (non-current assets)	13	¥69	¥—	¥13
Impairment loss of intangible assets	17	9	—	—
Loss on sales and disposals of intangible assets	17	37	39	34
Loss on sale of crypto assets (non-current assets)		28	—	—
Loss on sale of subsidiary stock		5	—	—
Lease contract cancellation penalty		—	44	—
Termination benefits		1	39	—
Exchange loss		—	8	42
Other		16	23	16
Total		¥165	¥153	¥105
____________
(1) The Company sold the Sharely business and recorded a gain of ¥300 million in “Other income” in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2024. The
Company evaluated the disposal of the Sharely business in accordance with IFRS 5, Non-current Assets Held for
Sales and Discontinued Operations, and determined that it did not meet the definition of discontinued operations as it did not represent a separate major line of business.
10.Financial income and expenses
Financial income and expenses consist of the following:

COINCHECK GROUP N.V. and its subsidiaries

	For the fiscal year ended March 31,
(In millions)	2023	2024	2025
Financial income
Change in fair value of warrant liability	¥—	¥—	¥1,435
Net gain on sale of other financial assets (non-current assets)	—	—	11
Derivative gains	—	61	9
Others	0	6	2
Total	¥0	¥67	¥1,457

Financial expenses
Impairment loss of other financial assets (non-current assets)	¥—	¥11	¥4
Interest expenses	3	6	35
Derivative losses	4	—	—
Total	¥7	¥17	¥39
11.Cash and cash equivalents
Cash and cash equivalents mainly consist of bank deposits. They are demand deposits and held for the purpose of meeting short-term cash commitments. Cash and cash equivalents in the consolidated statements of cash flows equals cash and cash equivalents in the consolidated statements of financial position.
The Company separately manages legal tender deposited by customers from its own. In accordance with Japanese laws and regulations, all legal tender deposited by customers shall be safeguarded by trust companies. Accordingly, cash deposited by customers is accounted for under “Cash segregated as deposits” (see Note 12) as of March 31,
2024 and 2025 because it is neither cash nor cash equivalents.
12.Cash segregated as deposits
Cash segregated as deposits represents separately managed cash deposited by customers. The balances of cash segregated as deposits as of March 31, 2024 and 2025 were ¥59,256 million and ¥51,655 million, respectively, which were less than the corresponding liability of “Deposits received” in the consolidated statements of financial position of ¥59,276 million and ¥50,911 million as of March 31, 2024 and 2025, respectively, because it generally takes several days to deposit/withdraw the funds received from customers in the trust account, while the Company recognizes the entire amount of the deposits as liabilities immediately after the customers’ depositing has been completed.
13.Crypto assets held
Under IFRS, there are no accounting standards specifically related to the transactions of crypto assets. However, cryptocurrencies holdings were discussed by the IFRIC in its June 2019 meeting in the “committee’s agenda decisions” part. The agenda decisions part relating to “Holdings of Cryptocurrencies” did not specifically address as to when an entity has control over crypto assets. Thus, in order to determine the accounting treatment, the Company follows the requirements of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and refers to the “Conceptual Framework for Financial Reporting” and standards related to similar matters. In this context, the
Company considers various factors to evaluate whether the Company has control for accounting purposes over crypto assets and accounts for these transactions accordingly.

COINCHECK GROUP N.V. and its subsidiaries
The Company’s holdings of crypto assets considered to be controlled by the Company for accounting purposes are presented as part of crypto assets held in the consolidated statements of financial position. However, the Company’s holdings of crypto assets deposited by customers and considered not to be controlled by the Company are not recognized as crypto assets held in the consolidated statements of financial position. see Note 2 (5) “Changes in accounting policies.”
Crypto assets deposited by customers include cryptocurrencies and NFTs. Crypto assets deposited by customers are mainly held in electronic wallets administered by the Company in the same way as the Company’s holdings of crypto assets in its own accounts. Although the Company has the private keys that are necessary to dispose of crypto assets deposited by customers, the Company is obligated to purchase and sell crypto assets under the instructions of the customers based on the contractual arrangement with the customers, and the use of the private keys without permission from customers is strictly prohibited. Additionally, in terms of cryptocurrencies, following the requirements of the “Payment Services Act,” “Cabinet Office Order on Virtual Currency Exchange Service
Providers” and other laws and regulations, the Company segregates cryptocurrencies deposited by customers from those of the Company in its own accounts and manages each of the customers’ balances. Regarding NFTs, there are no clear legal regulations in Japan as of March 31, 2025, and NFTs deposited by customers are held in hot wallets.
NFTs deposited by customers are recorded in the Company’s database and internal records in the account of the depositing customers. Therefore, the economic benefits and risks related to crypto assets deposited by customers, including cryptocurrencies and NFTs, belong, in principle and as matter of contract, to the customers, and the
Company is not exposed to risks of significant changes in the fair value of these crypto assets. However, legal rights regarding crypto assets may not be entirely clear, and there may be a possibility that crypto assets deposited by customers would be dealt with in the same manner as crypto assets of the Company in its own accounts at the liquidation of the Company, although Article 63-19-2 of Japan’s Payment Services Act provides that customers have preferential repayment rights with respect to Deposited Crypto Assets and Redemption Guarantee Crypto Assets (as
defined in the Payment Services Act) in the event of the bankruptcy of a crypto asset exchange service provider.
The accounting policies and balances of the Company’s crypto assets by holding purpose are as follows:
(1)Crypto assets held (current assets)
Out of the holdings of cryptocurrencies that are considered to be controlled by the Company for accounting purposes, cryptocurrencies for facilitating customer transactions are recognized as inventories in the consolidated statements of financial position according to provisions of IAS 2, Inventories, as the Company has the ability to direct the use of these cryptocurrencies and the economic benefits resulting from sales attribute to the Company. As of March 31, 2024 and 2025, the carrying amounts were ¥44,207 million and ¥44,680 million, respectively. These amounts are calculated based on the fair value less costs to sell at the end of the reporting period. See Note 25 “Fair value measurement.”
(2)Crypto assets held (noncurrent assets)
Crypto assets held (noncurrent assets) are recognized as intangible assets with indefinite useful lives which are not amortized. There is no foreseeable limit to the period over which the future cash flows of crypto assets held
(noncurrent assets) would be generated as the future cash flows cannot be reliably estimated. The useful lives of crypto assets held (noncurrent assets) are regarded as indefinite accordingly. They are reported at the acquisition cost less accumulated impairment losses. As of March 31, 2024, and March 31, 2025, the carrying amounts were ¥0 million and ¥43 million, respectively.
During the years ended March 31, 2024, and 2025, no impairment losses were recognized.
The changes in crypto assets held (non-current assets) are as follows:

COINCHECK GROUP N.V. and its subsidiaries

(In millions)
Crypto assets held(non-current assets)	Cryptocurrency	NFT	Total
As of March 31, 2023	¥24	¥19	¥43
Additions (not by business combination)	330	—	330
Disposals	(354)	(19)	(374)
As of March 31, 2024	—	—	—
Additions (by business combination)	21	—	21
Additions (not by business combination)	458	—	458
Disposals	(435)	—	(435)
As of March 31, 2025	¥43	¥—	¥43
14.Customer accounts receivable
Customer accounts receivable is mainly due from credit card companies, which are payment processors, for settlement of funds from customers. There are no overdue customer accounts receivable as of March 31, 2024 and
March 31, 2025. For allowance for doubtful receivables, see Note 4 (1) (a) “Credit risk.”
15.Other financial assets
Other financial assets consist of the following:

	As of March 31,
(In millions)	2024	2025
Current portion
Other receivables	¥34	¥40
US dollar stablecoins	¥3	¥22
Sub-total	37	62
Non-current portion
Deposits and guarantee deposits(1)	575	388
Equity security investments(2)	39	46
Sub-total	614	433
Total	¥651	¥495
____________
(1) Deposits and guarantee deposits (non-current assets) mainly consist of the guarantee deposits paid to the lessors for leased properties.
(2) Equity security investments represent the equity security investments which are measured at fair value through profit or loss. See Note 25 (2) “Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis.”
16.Property and equipment
The changes in the acquisition cost, accumulated depreciation and accumulated impairment losses of property and equipment are as follows:

COINCHECK GROUP N.V. and its subsidiaries

(In millions)	Right-of-use assets	Leasehold improvements	Equipment and fixtures	Construction in progress	Total
Acquisition cost
As of March 31, 2023	¥1,535	¥455	¥189	¥—	¥2,179
Additions(1)	1,758	—	4	303	2,065
Decrease due to lease term changes	(82)	—	—	—	(82)
Sales and disposals	(240)	(202)	(44)	(4)	(490)
As of March 31, 2024	2,972	253	149	299	3,672
Additions(1)	418	4	7	120	549
Additions (transferred from Construction in progress)	—	406	13	(419)	—
Additions (business combination)	—	2	—	—	2
Sales and disposals	(1,329)	(123)	(48)	—	(1,500)
As of March 31, 2025	¥2,062	¥542	¥121	¥—	¥2,725

(In millions)	Right-of-use assets	Leasehold improvements	Equipment and fixtures	Construction in progress	Total
Accumulated depreciation and accumulated impairment loss
As of March 31, 2023	¥(1,030)	¥(370)	¥(135)	¥—	¥(1,535)
Depreciation (charged to profit or loss)(2)	(406)	(74)	(20)	—	(500)
Depreciation (charged to intangible assets)(2)	(25)	—	—	—	(25)
Sales and disposals	136	194	30	—	360
As of March 31, 2024	(1,325)	(250)	(125)	—	(1,700)
Depreciation (charged to profit or loss)(2)	(426)	(77)	(8)	—	(511)
Depreciation (charged to intangible assets)(2)	(100)	—	—	—	(100)
Sales and disposals	1,329	123	44	—	1,496
As of March 31, 2025	¥(522)	¥(204)	¥(89)	¥—	¥(815)

Carrying amount
As of March 31, 2023	¥505	¥85	¥54	¥—	¥644
As of March 31, 2024	¥1,647	¥3	¥24	¥299	¥1,973
As of March 31, 2025	¥1,539	¥338	¥32	¥—	¥1,909
____________
(1) The assets recognized corresponding to asset retirement obligations are included in “Right-of-use assets.” The additions of asset retirement obligation of ¥35 million and ¥339 million for March 31, 2024 and 2025, respectively, were recorded for the leased office building due the remeasurement. See Note 23 “Provisions.”

COINCHECK GROUP N.V. and its subsidiaries
(2) Depreciation on property and equipment is generally included in “Selling, general and administrative expenses” in the consolidated statements of profit or loss and other comprehensive income, except when it is attributable to
“Internally generated intangible assets,” which represents amounts capitalized as software. When attributable to
“Internally generated intangible assets” such amounts are recognized in “Intangible assets” in the consolidated statements of financial position.
(3) There was no property and equipment with restricted ownership or pledged as collateral as of March 31, 2024 and
2025.
17.Intangible assets
The changes in acquisition cost, accumulated amortization and accumulated impairment losses of intangible assets are as follows:

(In millions)	Internally generated intangible assets	Goodwill	Others	Total
Acquisition cost
As of March 31, 2023	¥962	¥—	¥3	¥965
Additions (not by business combination)	380	—	—	380
Additions (transferred from property and equipment)	25	—	—	25
Sales and disposals	(39)	—	—	(39)
As of March 31, 2024	1,328	—	3	1,331
Additions (not by business combination)	524	—	—	524
Additions (business combination)(1)	—	1,240	—	1,240
Additions (transferred from property and equipment)	100	—	—	100
Sales and disposals	(35)	—	(1)	(36)
As of March 31, 2025	¥1,917	¥1,240	¥2	¥3,159

Accumulated depreciation and accumulated impairment loss
As of March 31, 2023	¥(362)	¥—	¥(3)	¥(365)
Amortization(2)	(178)	—	—	(179)
As of March 31, 2024	(541)	—	(3)	(544)
Amortization(2)	(217)	—	—	(217)
Sales and disposals	1	—	1	2
As of March 31, 2025	¥(757)	¥—	¥(2)	¥(759)

Carrying amount
As of March 31, 2023	¥600	¥—	¥—	¥601
As of March 31, 2024	¥788	¥—	¥—	¥788
As of March 31, 2025	¥1,161	¥1,240	¥—	¥2,401

COINCHECK GROUP N.V. and its subsidiaries
____________
(1) Goodwill was recognized in the year ended March 31, 2025 due to the business combination of Next Finance. See
Note 6(2) “Acquisition of Next Finance.”
(2) Intangible assets with definite useful lives are amortized over their useful lives.
The amortization of intangible assets is included in “Selling, general and administrative expenses” in the consolidated statements of profit or loss and other comprehensive income.
(3) There were no intangible assets with restricted ownership or that are pledged as collateral as of March 31, 2024 and 2025.
(4) Crypto assets held (non-current assets) recognized as intangible assets are described in Note 13 “Crypto assets held.”
18.Leases
The Company leases office buildings for management and operation purposes.
(1)Right-of-use assets
Right-of-use assets related to leased properties are presented as property and equipment. See Note 16 “Property and equipment.”
(2)Lease liabilities
Lease liabilities consist of the following:

	As of March 31,
(In millions)	2024	2025
Current portion	¥384	¥376
Non-current portion	1,277	901
Total	¥1,661	¥1,277
Lease liabilities are included in “Other financial liabilities” in the consolidated statements of financial position.
The balances of lease liabilities by maturity are presented in Note 4 “Financial risk management.”
(3)Amounts recognized in the consolidated statements of profit or loss and other comprehensive income
Amounts recognized in the consolidated statements of profit or loss and other comprehensive income are as follows:

	As of March 31,
(In millions)	2023	2024	2025
Interest expenses on lease liabilities	¥3	¥5	¥10
Expenses pertaining to short-term leases	3	1	—
Expenses pertaining to leases of low-value assets that are not short-term leases expenses	¥14	¥25	¥28

COINCHECK GROUP N.V. and its subsidiaries
(4)Amounts recognized in the consolidated statements of cash flows
The total cash outflows for leases for the years ended March 31, 2023, 2024 and 2025 were ¥275 million, ¥358 million and ¥501 million, respectively.
19.Deferred taxes and income tax expenses (benefits)
(1)Deferred taxes

	As of March 31,	Recognized through profit or loss	As of March 31,
(In millions)	2023		2024
Deferred tax assets:
Lease liabilities	¥107	¥415	¥522
Tax losses carried forward	493	(467)	26
Accrued enterprise tax	—	36	36
Accrued bonuses	—	71	71
Accrued expenses	58	40	98
Accrued paid leaves	17	(1)	16
Reversal for valuation gain of crypto assets held (non-current assets)	12	(12)	—
Leasehold improvements	45	(26)	19
Asset retirement obligations	69	(32)	37
Impairment loss of crypto assets held (non- current assets)	21	(21)	—
Change in fair value of crypto assets held (non- current assets)	23	(23)	—
Write-down for crypto assets held (current assets)	27	(27)	—
Other	18	15	33
Total deferred tax assets	¥890	¥(32)	¥858

Deferred tax liabilities:
Lease assets	¥107	¥392	¥499
Asset retirement obligation	44	(38)	6
Total deferred tax liabilities	¥151	¥354	¥505

COINCHECK GROUP N.V. and its subsidiaries

	As of March 31,	Recognized through profit or loss	Addition (business combination)	As of March 31,
(In millions)	2024			2025
Deferred tax assets:
Lease liabilities	¥522	¥(97)	¥—	¥425
Tax losses carried forward	26	(26)	49	49
Accrued enterprise tax	36	13	—	49
Accrued bonuses	71	27	—	98
Accrued expenses	98	(22)	—	76
Accrued paid leaves	16	—	—	16
Leasehold improvements	19	17	—	36
Asset retirement obligations	37	70	—	107
Other	33	(4)	—	29
Total deferred tax assets	¥858	¥(22)	¥49	¥885

Deferred tax liabilities:
Lease assets	499	(104)	—	395
Asset retirement obligation	6	98	—	104
Total deferred tax liabilities	¥505	¥(6)	¥—	¥499
Deferred tax assets and deferred tax liabilities presented in the consolidated statements of financial position are as follows:

	As of March 31,
(In millions)	2024	2025
Assets:
Deferred tax assets	¥858	¥885
Deferred tax liabilities	505	499
Net amount	¥353	¥386
In the year ended March 31, 2023, Coincheck did not make profit and recognized tax losses. Coincheck fully recognized deferred tax assets in respect of unused tax losses as of March 31, 2023, because Coincheck estimated that it would be probable to generate sufficient future taxable profits considering the long-term market trend and by reference to the operating results in past years.
In the year ended March 31, 2024, Coincheck generated profits and utilized most of the tax losses carried forward from prior years. As of March 31, 2024, Coincheck fully recognized the deferred tax assets in respect of the remaining unused tax losses. Coincheck estimated that it would be probable to generate sufficient future taxable profits to utilize the tax losses considering the recent performance of cryptocurrency market.
In the year ended March 31, 2025, Coincheck generated profits and utilized all the tax losses carried forward from prior years. As of March 31, 2025, Next Finance fully recognized the deferred tax assets related to the remaining unused tax losses, based on an estimate that it would be probable to generate sufficient future taxable profits to utilize the tax losses according to its future business plan.
However, Coincheck Parent and CCG AS do not recognize deferred tax assets for tax losses of ¥3,180 million due to the fact that sufficient future taxable profits are not expected. There is no expiration date for the tax loss carried forward.

COINCHECK GROUP N.V. and its subsidiaries
(2)Income tax expense (benefits)
Income tax expenses (benefits) consist of the following:

	For the fiscal year ended March 31,
(In millions)	2023	2024	2025
Current tax expenses
Reporting period	¥15	¥487	¥976
Sub-total	15	487	976
Deferred tax expenses (benefits)
Origination and reversal of temporary differences	188	(82)	14
Origination and reversal of tax losses carried forward	(459)	468	26
Increase in tax rate	—	—	(25)
Recognition of previously unrecognized deductible temporary differences	(31)	—	—
Sub-total	(303)	386	15
Total income tax expenses (benefits)	¥(287)	¥873	¥991
Current tax expenses include the amount of benefits arising from previously unrecognized tax loss carryforward and temporary differences of prior years that are used to reduce the current taxes. Corporate tax, inhabitant tax and deductible enterprise tax are levied against the Company, and the statutory tax rate in Japan calculated based on these taxes was 30.6% for the years ended March 31, 2023, 2024 and 2025.
As a result of the enactment of the “Act Partially Amending the Income Tax Act, etc.” (Act No. 13 of 2025) by
the Japan National Diet on March 31, 2025, the corporate tax rate for Coincheck and other subsidiaries in Japan will be changed beginning with the fiscal year commencing April 1, 2026. Accordingly, the statutory effective tax rate used in the calculation of the relevant deferred tax assets and deferred tax liabilities has been changed from 30.6% to 31.5%.
For the year ended March 31, 2025, the effective statutory tax rate of Coincheck Parent is 25.8%. For other subsidiaries, local corporate and other tax rates have been applied.
Reconciliation between the statutory effective tax rate and the effective tax rate in the consolidated statements of profit or loss and other comprehensive income is as follows:

%	For the fiscal year ended March 31,
	2023(1)	2024	2025(3)
Statutory effective tax rate	30.6%	30.6%	25.8%
Permanent difference	—%	—%	(26.5)%
Tax rate differences with Coincheck Parent	—%	—%	(1.3)%
Current-year losses for which no deferred tax asset is recognised	—%	—%	(6.0)%
Non-deductible expenses	(0.8)%	0.1%	0.7%
Others(2)	4.1%	—%	(0.1)%
Effective tax rate	33.9%	30.7%	(7.4)%
____________

COINCHECK GROUP N.V. and its subsidiaries
(1) For the year ended March 31, 2023, the Company recognized loss before income taxes and, consequently, reconciling items shown in the table which increase Income tax expenses are presented as negative amounts and reconciling items which reduce Income tax expenses are presented as positive amounts.
(2)Others mainly consist of recognition of previously unrecognized deductible temporary differences.
(3) For the year ended March 31, 2025, the effective tax rate differs from the statutory effective rate of 25.8%
primarily because of the listing expense and professional fees related to the Reverse Recapitalization that were recorded on Coincheck Parent's books.
20.Crypto asset borrowings
Under the Coincheck Lending program, when the Company enters into borrowing agreements with customers, the
Company obtains control over the crypto assets deposited by those customers, regardless of whether the Company has actually borrowed the crypto assets or the crypto assets remain deposited with the Company. These crypto assets are recognized as inventories under “Crypto assets held” in the consolidated statement of financial position and the
Company’s corresponding obligation to return these crypto assets to customers is recognized as a liability under
“Crypto asset borrowings.”
Crypto asset borrowings are initially measured at the fair value of the crypto assets borrowed/deposited. Subsequent to initial recognition, changes in fair value of crypto asset borrowings are recognized in profit or loss in the corresponding period. See Note 25 “Fair value measurement.”
The fee expenses (calculated as in-kind interest on the amount borrowed) related to crypto asset borrowings, paid in the same cryptocurrency, for the year ended March 31, 2023, 2024 and 2025, were ¥49 million, ¥35 million and ¥51 million, respectively, which were included in “Transaction related costs” of “Selling, general, and administrative expenses” in the consolidated statements of profit or loss and other comprehensive income. The fee expenses related to crypto asset borrowings for the year ended March 31, 2023, 2024 and 2025 are included as an adjustment to reconcile profit (loss) to “Cash flows from operating activities” in the consolidated statements of cash flows.
21.Other financial liabilities
Other financial liabilities consist of the following:

		As of March 31,
(In millions)	Note	2024	2025
Current portion
Accrued expenses		¥646	¥487
Lease liabilities	18	384	376
Loans payable to related party	29	—	751
Other payables to parent company	29	125	—
Other payables to third parties		50	1,210
Other		1	2
Sub-total		¥1,206	¥2,826
Non-current portion
Lease liabilities	18	¥1,277	¥901
Sub-total		1,277	901
Total		¥2,483	¥3,727

COINCHECK GROUP N.V. and its subsidiaries
22.Other current assets and liabilities
Other current assets consist of the following:

	As of March 31,
(In millions)	2024	2025
Consumption tax receivable	¥253	¥569
Prepaid expenses	124	465
Others	0	1
Total	¥377	¥1,035
Other current liabilities consist of the following:

	As of March 31,
(In millions)	2024	2025
Accrued bonus	¥241	¥364
Tax payables	67	62
Accrued paid leaves	51	52
Cryptocurrency payable	—	40
Advance payment and other	1	18
Total	¥360	¥536
23.Provisions
Provisions consist of asset retirement obligations.
The Company recognizes provisions for asset retirement obligations to settle future obligations for dismantling, removing and restoring the leased buildings to return them to the state they were initially received in according to the lease contracts. The probable amount to be paid in the future is estimated and recognized based on prior experience. The provisions have been calculated using the risk-free rate in Japan at the commencement of the leases.
These expenses are expected to be paid in the future and might be affected by future business plans of the Company.
The changes in provisions are as follows:

	As of March 31,
(In millions)	2024	2025
Beginning balance	¥225	¥120
Provisions made during the year	35	339
Provisions used during the year	(38)	(120)
Provisions reversed during the year	(102)	—
Unwind of discount	—	1
Ending balance	120	340
Current portion	120	—
Non-current portion	—	340
Total	¥120	¥340

COINCHECK GROUP N.V. and its subsidiaries
24.Financial instruments
The fair values of financial assets and liabilities are determined as below. Information about the fair value hierarchy is described in Note 25 “Fair value measurement.”
(1)Cash and cash equivalents
Since cash and cash equivalents mainly consist of bank deposits, the carrying amount approximates their fair value.
(2)Cash segregated as deposits
Cash segregated as deposits includes cash deposited in trust accounts. The carrying amount approximates its fair value.
(3)Customer accounts receivable, Other financial assets, Deposits received, and Other financial liabilities
Other financial assets includes receivables, guarantee deposits and USD Coin (a stablecoin). The carrying amount of instruments with short-term maturity approximates their fair value. The fair value of instruments with long-term maturity is measured using future cash flows discounted by a rate reflecting the counterparty or the Company’s credibility, which is a reasonable approximation of the carrying amount.
(4)Warrant liabilities
As part of Thunder Bridge’s IPO, Thunder Bridge issued private and public warrants to third-party investors where each whole warrant entitled the holder to purchase one share of Thunder Bridge’s Class A common stock at an exercise price of USD11.5 per share.
In connection with the Reverse Recapitalization, and pursuant to a warrant assumption and amendment agreement, dated as of December 10, 2024 (the closing date of the Business Combination), Thunder Bridge private and public warrants were exchanged for Coincheck Parent's private and public warrants, respectively, and subject to the same material terms. Upon the completion of the Reverse Recapitalization, there were 4,730,557 public warrants outstanding and 129,611 private warrants outstanding.
The warrants expire on the earlier of the fifth anniversary of the Reverse Recapitalization or the date on which Coincheck Parent may call the public warrants for redemption, subject to the conditions outlined in the warrant assumption and amendment agreement. The warrants are exercisable at a price of USD11.5 per share.
25.Fair value measurement
(1)Fair value hierarchy
When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1:Quoted prices without adjustments in an active market for identical assets or liabilities.
Level 2:Inputs other than the quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:Unobservable inputs for the assets or liabilities.

COINCHECK GROUP N.V. and its subsidiaries
The level of fair value hierarchy is determined by the lowest-level input that is significant to the measurement of the fair value.
There were no transfers between levels for the year ended March 31, 2024 and 2025
(2)Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis
Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis in the consolidated statements of financial position is as follows:

As of March 31,2024
(In millions)	Note	Level 1	Level 2	Level 3	Total
Crypto assets held(1)	13	¥44,207	¥—	¥—	¥44,207
Other financial assets(2)	15	2	3	39	44
Total		¥44,209	¥3	¥39	¥44,251

Crypto asset borrowings	20	¥44,020	¥—	¥—	¥44,020
Other financial liabilities(2)	21	—	1	—	1
Total		¥44,020	¥1	¥—	¥44,021

As of March 31,2025
(In millions)	Note	Level 1	Level 2	Level 3	Total
Crypto assets held(1)	13	¥44,680	¥—	¥—	¥44,680
Other financial assets(2)	15	22	—	46	68
Total		¥44,702	¥—	¥46	¥44,748

Crypto asset borrowings	20	¥44,479	¥—	¥—	¥44,479
Warrant liability
Public warrant liability	24	398	—	—	398
Private warrant liability(3)	24	—	—	12	12
Total		¥44,878	¥—	¥12	¥44,889
____________
(1) Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions.
(2) USD Coin which is included in “Other financial assets” is categorized as Level 1. Derivative assets and derivative liabilities which are included in “Other financial assets” and “Other financial liabilities” are categorized as Level 2. Other financial assets categorized as Level 3 are equity investments in non-listed company by using the valuation method based on net assets adjusted by items that are necessary for fair value measurement purposes. The changes in fair value are recognized through other income and expenses. The financial assets categorized as Level 3 are measured by valuation policy and procedures set by the Company and the valuation results are reviewed and approved by Chief Financial Officer.
The following table presents a reconciliation of other financial assets and warrant liabilities measured at fair value on a recurring basis using significant unobservable inputs:

COINCHECK GROUP N.V. and its subsidiaries

Equity security investments
	As of March 31,
(In millions)	2024	2025
Balance, beginning of period	¥40	¥39
Fair value recorded in connection with acquisition	10	21
Change in fair value	(11)	(4)
Settlement	—	(10)
Balance, end of period	¥39	¥46

Private warrant liabilities
As of March 31,
(In millions)	2025
Initial recognition, December 10, 2024	¥56
Change in fair value	(45)
Foreign exchange impact	1
As of March 31,2025	¥12
(3) Private warrant liability is valued using a Black-Scholes Merton model. The assumptions used to value the private warrant liabilities during the period were as follows.

	Initial value
	December 10,	March 31,
	2024	2025
Exercise price	USD11.5	USD11.5
Share price	USD12.2	USD5.1
Volatility	1%	35.9%
Expected life (in years)	5	4.7
Risk-free rate	4.09%	3.95%
Dividend yield	$—	$—
(3)Fair value hierarchy of assets and liabilities measured at fair value on a non-recurring basis
As of March 31, 2024
There were no assets or liabilities measured at fair value on a nonrecurring basis as of March 31, 2024.
As of March 31, 2025
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of March 31,
2025.

COINCHECK GROUP N.V. and its subsidiaries
26.Employee benefits
Employee benefit expenses are as follows:

	For the fiscal year ended March 31,
(In millions)	2023	2024	2025
Wages and salaries	¥2,009	¥2,271	¥2,671
Social security contributions	244	302	303
Termination benefits	1	39	—
Other	28	5	9
Total	¥2,282	¥2,617	¥2,983
These expenses are included in “Selling, general and administrative expenses” and “Other expenses” in the consolidated statements of profit or loss and other comprehensive income, and in “Intangible assets” in the consolidated statements of financial position. Directly attributable costs associated with software development, including cost of employee benefits and consultant fee are capitalized in accordance with IAS 38, Intangible Assets, which were ¥261 million, ¥291 million and ¥299 million in the year ended March 31, 2023, 2024 and 2025, respectively.
27.Equity
(1)Share capital
Authorized share capital
Under Dutch law, the authorized share capital of a public limited liability company is the maximum capital that
Coincheck Parent may issue without amending its Articles of Association. At least one-fifth of the authorized share capital must at all times be issued. Pursuant to the Articles of Association, as of the consummation of the
Reverse Recapitalization, Coincheck Parent’s authorized share capital is €4,000,000, divided into 400,000,000
Ordinary Shares with a nominal value of €0.01 each.
Issued share capital
For each of the periods presented, the following table shows the number of Coincheck Parent shares outstanding; this table has been recast for the effect of the Reverse Recapitalization:

	As of March 31,
	2024 (as recasted)		2025
	Number	Ordinary	Number	Ordinary
(In millions)	of shares	share capital	of shares	share capital
Former Coincheck shareholders	122,587,617	¥196	122,587,617	¥196
Issuance of shares in Reverse Recapitalization	—	—	7,115,459	15
Issuance of shares in business acquisition of Next Finance	—	—	1,111,450	2
Total Ordinary Shares Issued and Outstanding	122,587,617	¥196	130,814,526	¥213
Non-Redemption Agreement

COINCHECK GROUP N.V. and its subsidiaries
Coincheck Group B.V. and Thunder Bridge entered into the Non-Redemption Agreement with Ghisallo on
December 4, 2024 and amended and restated the Non-Redemption Agreement on March 10, 2025, pursuant to which Ghisallo agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 973,000
Thunder Bridge Public Shares (the “Non-Redemption Shares”) in connection with the Special Meeting. In exchange for the foregoing commitments not to redeem the Non-Redemption Shares, Thunder Bridge paid
Ghisallo ¥1,593 million. If Ghisallo sells any Non-Redemption Shares by March 10, 2026 (the “Maturity
Date”), Ghisallo agrees to pay to Coincheck Parent an amount calculated based on the number of such Non-
Redemption Shares sold. On the Maturity Date, Ghisallo agreed to transfer to Coincheck Parent, at no cost to
Coincheck Parent and free and clear of any liens or encumbrances, any Non-Redemption Shares still retained by
it. The Company considered this transaction to be an equity transaction in accordance with IAS 32, Financial
Instruments: Presentation, whereas cash paid to Ghisallo was treated as an equity distribution and subsequent cash receipts as equity contributions. As of March 31, 2025, the Company received ¥202 million from this arrangement, which has been recorded to capital surplus in the consolidated statements of changes in equity.
There were 856,242 Non-Redemption Shares held by Ghisallo as of March 31, 2025.
(2)Other components of equity—Foreign currency translation adjustments
Foreign currency translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of Coincheck Parent and CCG AS into Japanese yen.
(3)Dividends
There are no dividends declared and paid in the years ended March 31, 2023, 2024 and 2025.
28.Earnings per share
The bases for calculating basic earnings (losses) per share and diluted earnings (losses) per share for the year ended
March 31, 2023, 2024 and 2025, are as follows:

	For the fiscal year ended March 31,
(In millions, except per share data)	2023	2024	2025
Net profits (losses) for the period attributable to owners of the Company	¥(559)	¥1,967	¥(14,350)
Basic and diluted net earnings (losses) per share	¥(4.56)	¥16.05	¥(114.98)
Weighted-average number of shares, basic and diluted	122,587,617	122,587,617	124,803,262
Weighted-average number of shares has been recast to reflect the Reverse Recapitalization. Basic net earnings
(losses) per share are computed by dividing net profit (loss) by the weighted-average number of shares of Ordinary
Shares outstanding during each period. It excludes the dilutive effects of any potentially issuable common shares
(e.g., shares underlying warrants). Diluted net profit (loss) per share is calculated by including any potentially dilutive share issuances in the denominator. For the year ended March 31, 2023 and 2024, the diluted earnings per share is equal to basic earnings per share, as there were no potentially dilutive securities. For the year ended
March 31, 2025, all potentially dilutive securities were not included in the calculation of diluted losses per share as their effect would be anti-dilutive.
29.Related parties
(1)Related party transactions
Below are the related-party balances as of March 31, 2024, and 2025:

COINCHECK GROUP N.V. and its subsidiaries

(In millions)
Type of related party	Name of related party	Detail of transaction	Outstanding balance as of March 31,2024	Outstanding balance as of March 31,2025
Parent company	Monex Group, Inc.	Business management service fee(2)	¥125	¥—
Subsidiaries of parent company	Monex Finance Corporation	Borrowing(3) (4)	—	751
Associates of parent company	Monex, Inc.	Provision of sales service	4	5
		Derivative transaction(5)	2	—
Below is the related-party transaction impact on the consolidated statements of profit or loss and other comprehensive income for the year ended March 31, 2023, 2024 and 2025:

(In millions)			For the fiscal year ended March 31,
Type of related party	Name of related party	Detail of transaction	2023	2024	2025
Key management	The managing directors of the Company	Transaction revenue(1)	¥0	¥0	¥1
Parent company	Monex Group, Inc.	Business management service fee(2)	363	458	397
Subsidiaries of parent company	Monex Crypto Bank, Inc.	Transaction revenue(1)	5	0	0
	Monex Finance Corporation	Interest expense	0	—	21
Associates of parent company	Monex, Inc.	Transaction revenue(1)	0	847	6,396
		Cost of sales(1)	0	844	6,377
		Provision of sales service	23	26	42
		Derivative gains(5)	—	55	9
____________
Notes:
(1) Certain of Coincheck’s managing directors and related parties purchase or sell crypto assets on Coincheck’s
Marketplace platform. The transactions for the year ended March 31, 2024 and 2025, were made on terms equivalent to those that prevail in arm’s-length transactions. The Company recognized the corresponding transaction revenue amounting to ¥5 million, ¥848 million and ¥6,397 million for the years ended March 31,
2023, 2024 and 2025, respectively.

COINCHECK GROUP N.V. and its subsidiaries
(2) Business management service fee represents the considerations for guidance and support on general management and other consulting services provided by Monex, the direct parent company of Coincheck prior to the Business Combination. The services include support on registration of cryptocurrency exchange business and negotiation with the Financial Services Agency necessary for continuing registration, assistance in cyber security risk management, and maintaining relationships with relevant financial institutions. According to the business management service fee agreement, the consideration paid was 5% of Coincheck’s total revenue net of cost of sales (variable fees). This agreement was terminated in November 2024.
(3) Coincheck entered into a line of credit with Monex Finance Corporation, with aggregate commitments as of
March 31, 2024 and March 31, 2025 of ¥6,000 million and ¥6,000 million, respectively. No amounts were outstanding under this arrangement as of March 31, 2024 or March 31, 2025, after drawing down and subsequently repaying ¥6,000 million in June of 2024.
(4) Coincheck Parent entered into its own commitment line contract of ¥2,400 million as a debtor with Monex
Finance Corporation as of December 11, 2024, which was extended, amended and restated as of March 31,
2025, for the purpose of operating capital. As of March 31, 2025, the balance outstanding under this was ¥751 million, with an interest rate of 5.69%.
(5) The derivative transaction is a forward exchange transaction between the USD and the Japanese yen.
Realized gain of ¥55 million and ¥9 million recognized in the consolidated statement of profit or loss and other comprehensive income is included in the “Transaction amount” of the derivative transaction for the years ended
March 31, 2024 and 2025, respectively. ¥2 million shown in “Outstanding balance” is the fair value gain of the foreign exchange forward transaction that was not closed as of March 31, 2024 with the principal amount of ¥43 million. As of March 31, 2025, this has been closed.
(2)Compensation for the Company’s key management personnel
Key management personnel are defined as the managing directors and officers, and audit committee members and audit and supervisory board members of the Company.
The compensations for key management personnel are as follows:

	For the fiscal year ended March 31,
	2023	2024	2025
Short-term employee benefits	¥83	¥66	¥291
(3)Subsidiary
The number of consolidated subsidiaries increased to six in the year ended March 31, 2025, primarily due to the closing of the Business Combination and the acquisition of Next Finance, compared with no subsidiaries as of
March 31, 2024. The following is a list of the Company’s consolidated subsidiaries: 6 subsidiaries as of
March 31, 2025.

COINCHECK GROUP N.V. and its subsidiaries

Name of subsidiary	Place of incorporation a nd operation	Contents of business	Percentage of voting rights held by the Company
Coincheck, Inc.	Japan	Provides end-to-end crypto asset exchange services and operates a multi-cryptocurrency marketplaces.	100%
CCG Administrative Services, Inc.	US	Provides certain administrative services for Coincheck Group N.V.	100%
M1 Co G.K.	Japan	Serves as a special purpose entity for de-SPAC process.	100%
Next Finance Tech Group	Japan	Provides staking service.	100%
Next Finance Tech Digital Assets Co., Ltd.	Japan	Borrows cryptocurrencies.	100%
Next Finance Tech International Co., Ltd.	Cayman Islands	Manages Next Finance's insurance.	100%
30.Commitments and contingencies
(1)Customer deposited crypto assets
The Company has an obligation to safeguard all crypto assets held on behalf of customers from loss or theft. As such, the Company may be liable to its customers for losses arising from the Company’s failure to safeguard these assets. The Company has not incurred any losses from such obligations and, therefore, has not accrued any related liabilities as of March 31, 2024 and 2025. This determination is based on the following factors: (i)
the Company has no known or historical experience of claims to use as a basis of measurement after the January
2018 cybersecurity incident (as described in "(4) Contingencies"). While the Company compensated customers for that event, the related legal claims have been substantially resolved, and there is no recurring claims experience. (ii) the Company accounts for and continually verifies the amount of crypto assets within its control, and (iii) the Company has established security around private keys to minimize the risk of theft or loss.
(2)Purchase commitments
The contractual commitment amount related to the lease contract was ¥65 million and ¥nil million as of
March 31, 2024 and 2025, respectively.
(3)Availability under committed credit lines
The Company had committed credit lines from Monex Finance Corporation and JSF Trust and Banking Co.,
Ltd. for the purpose of stable operating capital in the year ended March 31, 2024 and 2025. The undrawn commitments on these credit lines were as follows:

	As of March 31,
(In millions)	2024	2025
Total amount of commitment line borrowing	¥6,200	¥8,900
Balance of executed borrowed commitment line	—	751
Balance of unexecuted commitment line	¥6,200	¥8,149
(4)Contingencies
In general, litigation has uncertainties and, therefore, it is difficult to make a reliable estimate on the financial impact of potential outflows embodying economic benefits. Provisions are not recognized if they are not

COINCHECK GROUP N.V. and its subsidiaries
probable to generate potential outflows embodying economic benefits or if the financial impact cannot be estimated reliably. The possibility of any outflows in settlements regarding the lawsuits in dispute with the
Company is remote.
In January 2018, prior to Monex acquiring Coincheck, Coincheck’s NEM hot wallet was hacked and it lost
526.3 million NEM, or ¥46.6 billion, of customer assets. Although Coincheck compensated customers who were adversely affected by this cybersecurity incident, it was subject to lawsuits relating to the calculation of the compensation provided. All but one of these lawsuits had been resolved by judgment or alternative dispute resolution as of March 31, 2025, and the remaining one was settled in June 2025. Since 2018 the Company has invested in strengthening its cybersecurity and has become subject to operating procedures, including regulations for the custody of customer crypto assets, implemented by the JVCEA.
31.Supplemental cash flow information
(1)Reconciliation of liabilities arising from financing activities
The changes in liabilities to cash flows arising from financing activities are as follows:

COINCHECK GROUP N.V. and its subsidiaries

(In millions)	Loans	Promissory note- related party	Lease liabilities	Total
As of March 31, 2022	¥200	—	¥239	¥439
Proceeds from short-term loans	1,800	—	—	1,800
Repayments of short-term loans	(2,000)	—	—	(2,000)
Repayments of long-term loans	0	—	—	—
Repayments of lease obligations	—	—	(255)	(255)
Proceeds from loans from related party	3,000	—	—	3,000
Repayments of loans from related party	(3,000)	—	—	(3,000)
Total changes from financing cash flows	(200)	—	(255)	(455)
Modification of lease term	—	—	253	253
New lease contracts	—	—	113	113
Interest expenses	1	—	2	3
Interest expenses paid	(1)	—	(2)	(3)
Total liability-related other changes	—	—	366	366
As of March 31, 2023	—	—	350	350
Proceeds from short-term loans	1,200	—	—	1,200
Repayments of short-term loans	(1,200)	—	—	(1,200)
Repayments of lease obligations	—	—	(327)	(327)
Total changes from financing cash flows	—	—	(327)	(327)
Modification of lease term	—	—	(81)	(81)
New lease contracts	—	—	1,719	1,719
Interest expenses	0	—	5	5
Interest expenses paid	(0)	—	(5)	(5)
Total liability-related other changes	—	—	1,638	1,638
As of March 31, 2024	—	—	1,661	1,661
Proceeds from short-term loans	1,800	—	—	1,800
Repayments of short-term loans	(1,800)	—	—	(1,800)
Repayments of lease obligations	—	—	(463)	(463)
Proceeds from loans from related party	8,508	—	—	8,508
Repayments of loans from related party	(7,759)	(128)	—	(7,887)
Total changes from financing cash flows	749	(128)	(463)	158
Modification of lease term	—	—	79	79
Increase by business combination	2	128	—	130
Interest expense	21	—	10	31
Interest paid	(21)	—	(10)	(31)
Total liability-related other changes	2	128	79	209
As of March 31, 2025	¥751	—	¥1,277	¥2,028
(2)Major noncash transactions
The noncash investing and financial transactions mainly include right-of-use assets obtained in exchange for lease liabilities pertaining to modification of lease term and a new lease contract amounting to ¥366 million,
¥1,638 million and ¥79 million for the years March 31, 2023, March 31, 2024 and March 31, 2025, respectively, as well as the warrant and other liabilities assumed in the Business Combination amounting to
¥2,347 million for the year ended March 31, 2025.

COINCHECK GROUP N.V. and its subsidiaries
32.Events after the reporting date
On April 1, 2025, May 7, 2025, June 1, 2025, and June 16, 2025, the Company granted Restricted Share Units (the
“RSUs”) pursuant to the Coincheck Group 2024 Omnibus Incentive Plan. These RSUs are subject to various vesting conditions with vesting dates up to, and including, March 31, 2028. If all of these RSUs were to vest, it would result in the issuance of 4,119,850 Ordinary Shares.